Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

EMULEX CORPORATION

at

$8.00 Per Share

by

EMERALD MERGER SUB, INC.

a wholly owned subsidiary of

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.

an indirect wholly owned subsidiary of

AVAGO TECHNOLOGIES LIMITED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON MAY 5, 2015 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON

MAY 4, 2015), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2015, by and among Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), a Delaware corporation, Emerald Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Parent, and Emulex Corporation (the “Company” or “Emulex”), a Delaware corporation (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

The Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of the Company at a price per Share of $8.00 in cash (the “Offer Price”), without interest, subject to any withholding of taxes required by applicable law.

Subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser and the Company have agreed to take all necessary and appropriate actions to cause the Purchaser to merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The closing of the Merger will occur as promptly as practicable and in any event no later than the second business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties. If, after the consummation of the Offer, the Purchaser and any other subsidiary of Parent hold at least 90% of the outstanding Shares, the Purchaser and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable, without a meeting of the stockholders of the Company, in accordance with Section 253 of the General Corporation Law of the State of Delaware (“Delaware Law”). In the event that the Merger cannot be effected pursuant to Section 253 of Delaware Law, then, as promptly as practicable following the consummation of the Offer, each of the Purchaser and the Company will take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of Delaware Law. In either case, if the aforementioned conditions are met and the Merger is effected pursuant to Section 253 or Section 251(h) of Delaware Law, the Merger will take place without a vote or any further action by the stockholders of the Company.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Offer Price, without interest, subject to any withholding of taxes required by applicable law, except as provided in the Merger Agreement with respect to Shares owned by Parent, the Company or any of their direct or indirect wholly owned subsidiaries or Shares held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (see Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”).

Under no circumstances will interest be paid either with respect to the purchase of Shares pursuant to the Offer or upon conversion of Shares into the right to receive an amount of cash equal to the Offer Price in the Merger (which, in either case, may be reduced by any withholding of taxes required by applicable law), regardless of any extension of the Offer or any delay in making payment for Shares or consummating the Offer or the Merger.

THE BOARD OF DIRECTORS OF EMULEX UNANIMOUSLY RECOMMENDS THAT YOU

TENDER ALL OF YOUR SHARES INTO THE OFFER.

THE BOARD OF DIRECTORS OF EMULEX HAS UNANIMOUSLY (1) DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, (2) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) RECOMMENDED THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO US IN THE OFFER, AND, TO THE EXTENT APPLICABLE, APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered (not including Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date (as defined below)) in the Offer and not properly withdrawn prior to the date on which the Offer expires (the “Expiration Date”) that number of Shares that, together with the number of Shares (if any) then owned by Parent or any of its wholly owned direct or indirect subsidiaries (or with respect to which Parent or any of its wholly owned direct or indirect subsidiaries otherwise has sole voting power) represents a majority of the Shares then outstanding on a fully diluted basis (as defined herein) and no less than a majority of the voting power of the shares of capital stock of the Company then outstanding on a fully diluted basis and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (collectively, the “Minimum Condition”), (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated and (iii) the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

A summary of the principal terms of the Offer appears on pages i through x. You should read both the entire Offer to Purchase and the Letter of Transmittal (as defined herein) carefully before deciding whether to tender your Shares into the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, New Jersey 07310

Banks, Brokers and Shareholders Call Toll-Free: (866) 695-6078

Or Contact via Email at: emulex@georgeson.com

April 7, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer, prior to the Expiration Date:

•	If you are a record holder (i.e., you have a stock certificate or you hold Shares directly in your name in book-entry form in an account with the Company’s transfer agent, Computershare Trust Company, N.A.), you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions contained in the Letter of Transmittal, and send it, together with any certificate representing your Shares and any other required documents, to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”). These materials must reach the Depositary before the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

*****

Questions and requests for assistance may be directed to Georgeson Inc. (the “Information Agent”), or Barclays Capital Inc. (the “Dealer Manager”), at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other related materials may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. Copies of these materials may also be found at the website maintained by the United States Securities and Exchange Commission at www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Dealer Manager for the Offer is:

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Banks, Brokers and Stockholders

Call Toll-Free: (888) 610-5877

SUMMARY TERM SHEET

The following are some questions that you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”). It may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (as it may be amended or supplemented from time to time the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer carefully and in their entirety. Questions or requests for assistance may be directed to Georgeson Inc., our information agent (the “Information Agent”), or to Barclays Capital Inc., our dealer manager (the “Dealer Manager”), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to the Purchaser and, where appropriate, Parent or Avago.

Securities Sought:	All of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Emulex Corporation, a Delaware corporation (the “Company” or “Emulex”).

Price Offered Per Share:	$8.00 per Share in cash (the “Offer Price”), without interest, subject to any withholding of taxes required by applicable law.

Scheduled Expiration Time:	The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on May 5, 2015 (one minute after 11:59 p.m., New York City time, on May 4, 2015), unless the Offer is extended or terminated.

The Purchaser:	Emerald Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), a Delaware corporation and an indirect wholly owned subsidiary of Avago Technologies Limited (“Avago”), a company organized under the laws of the Republic of Singapore.

Emulex Board Recommendation:	The Board of Directors of Emulex has unanimously recommended that the Company’s stockholders accept the Offer and tender all their Shares to the Purchaser in the Offer.

Who is offering to buy my Shares?

Our name is Emerald Merger Sub, Inc. We are a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation and an indirect wholly owned subsidiary of Avago Technologies Limited, a company organized under the laws of the Republic of Singapore. We are a Delaware corporation formed for the purpose of making the Offer and thereafter, pursuant to the Agreement and Plan of Merger, dated February 25, 2015, by and among Parent, the Company and us (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), merging with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). To date, we have not carried on any activities other than those related to our formation and the Merger Agreement, including making this Offer. See the “Introduction” and Section 8 — “Certain Information Concerning Avago, Parent and the Purchaser.”

i

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and following the Merger, the entire equity interest in, the Company. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger, with the Company continuing as the Surviving Corporation. If, after the consummation of the Offer, we and any other subsidiary of Parent hold at least 90% of the issued and outstanding Shares, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable, without a meeting of the stockholders of the Company, in accordance with Section 253 of the General Corporation Law of the State of Delaware (“Delaware Law”). In the event that the Merger cannot be effected pursuant to Section 253 of Delaware Law, then, as promptly as practicable following the consummation of the Offer, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of Delaware Law. In either case, if the aforementioned conditions are met and the Merger is effected pursuant to Section 253 or Section 251(h) of Delaware Law, the Merger will take place without a vote or any further action by the stockholders of the Company. See Section 12 — “Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $8.00 per Share in cash, without interest, subject to any withholding of taxes required by applicable law.

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does Emulex’s Board think about the Offer?

The Board of Directors of Emulex has unanimously:

•	determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Emulex and its stockholders;

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	recommended that Emulex’s stockholders accept the Offer, tender their Shares to us in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for the Company.” The Company will file with the United States Securities and Exchange Commission (the “SEC”) and mail to its stockholders its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) recommending that the Company’s stockholders accept the Offer and tender their Shares to us in the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon:

•	there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined below) that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) that, together with the number of Shares (if any) then owned by Parent or any of its wholly owned direct or indirect subsidiaries (or with respect to which Parent or any of its wholly owned direct or indirect subsidiaries otherwise has sole voting power) represents a majority of the Shares then outstanding on a fully diluted basis (as described below) and no less than a majority of the voting power of the shares of capital stock of the Company then outstanding on a fully diluted basis and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (collectively, the “Minimum Condition”);

•	the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Required Governmental Approval”); and

•	the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

We may waive any condition, in whole or in part, at any time and from time to time, in our sole discretion; provided that the Minimum Condition and receipt of the Required Governmental Approval may only be waived or amended with the prior written consent of the Company. See also Section 17 — “Certain Legal Matters; Regulatory Approvals.”

Pursuant to the Merger Agreement, “on a fully diluted basis” means, as of any date, (i) the number of Shares outstanding, plus (ii) the number of Shares the Company is then required to issue pursuant to options, warrants, rights or other obligations outstanding at such date under any employee stock option, the Company’s Employee Stock Purchase Plan (the “Company ESPP”) or other benefit plans, warrant agreements, the Company’s 1.75% Convertible Senior Notes due 2018 (the “Notes”) (after giving effect to any Make-Whole Fundamental Change (as defined in that certain Indenture, dated as of November 18, 2013, by and between the Company and U.S. Bank National Association, as trustee, and assuming conversions are settled in full in Shares)) or otherwise (assuming all options and other rights to acquire or obligations to issue such Shares are fully vested and exercisable, and all Shares issuable at any time have been issued and regardless of the conversion or exercise price or other terms or conditions of any security), including pursuant to each stock option or other equity plan of the Company.

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Is there an agreement governing the Offer?

Yes. We, Parent and the Company have entered into the Merger Agreement referred to above in “Who is offering to buy my Shares?” The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the merger of the Purchaser with and into the Company. See Section 11 — “The Merger Agreement; Other Agreements.”

Do you have the financial resources to pay for all Shares?

Yes. We estimate that we will need approximately $590 million in cash to purchase all Shares pursuant to the Offer, to pay the consideration in respect of all Shares that are not tendered and that will each be converted in the Merger into the right to receive the Offer Price (except as provided in the Merger Agreement with respect to

Shares owned by Parent or its direct or indirect wholly owned subsidiaries or the Company, or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law), to pay each of the Option Consideration, the RSU Consideration and the Stock Award Consideration (each as defined below) as provided in the Merger Agreement and to pay related fees and expenses. Parent, our parent company, will provide us with sufficient funds to make such payments. Parent expects to fund such payments from its available cash. The Offer is not subject to any financing condition. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender into the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Shares solely for cash;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price, without interest, subject to any withholding of taxes required by applicable law); and

•	we, through Parent, will have sufficient funds in available cash to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender into the Offer?

You will be able to tender your Shares into the Offer until 12:00 midnight, New York City time, on May 5, 2015 (one minute after 11:59 p.m., New York City time, on May 4, 2015) (such date and time, the “Expiration Date”), unless (i) we extend the period during which the Offer is open pursuant to and in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” will mean the latest date and time at which the Offer, as so extended by us, will expire or (ii) the Merger Agreement has been earlier terminated. If we extend the Offer, we will inform Computershare Trust Company, N.A., our depositary for the Offer (the “Depositary”) of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

If you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Signature Guarantees”) may guarantee that the missing items will be received by the Depositary within three trading days of the New York Stock Exchange (“NYSE”). Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we may be required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond October 23, 2015 (the “Outside Date”).

Pursuant to the Merger Agreement, we will (and Parent will cause us to) extend the Offer:

•	for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or for any period otherwise required by applicable law; provided, however, that in no event will we be required to extend the Offer to a date later than the Outside Date; and

•	on one or more occasions, for successive periods of up to 20 business days each, the length of each such period (subject to such 20 business day maximum) to be determined by Parent in its sole discretion, if on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in the Merger Agreement) has not been satisfied, or, where permitted by applicable law and the Merger Agreement, waived by us, in order to permit the satisfaction of such conditions, provided, however, that in no event will we be required to extend the Offer to a date later than the Outside Date.

For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.” Each of the time periods described above is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

How will I be notified if the time period during which I can tender my Shares into the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

How do I tender my Shares into the Offer?

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., you have a stock certificate or you hold Shares directly in your name in book-entry form in an account with the Company’s transfer agent, Computershare Trust Company, N.A.), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions contained in the Letter of Transmittal, and send it, together with any certificates representing your Shares and any other required documents, to the Depositary. These materials must reach the Depositary before the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Purchaser pursuant to the Offer.

•	If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

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Until what time may I withdraw previously tendered Shares?

Shares tendered into the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after June 5, 2015 (i.e., after 60 calendar days from the commencement of the Offer), unless such Shares have already been accepted for payment by us pursuant to the Offer by the end of June 5, 2015. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

No. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger, with the Company continuing as the Surviving Corporation. Following consummation of the Merger, no Shares will be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., the Offer Price, without interest, subject to any withholding of taxes required by applicable law), except as provided in the Merger Agreement with respect to Shares owned by Parent or its direct or indirect wholly owned subsidiaries or the Company, or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.” Even if for some reason the Merger does not take place but we purchase all tendered Shares, there may then be so few remaining stockholders and publicly held Shares that such Shares will no longer be eligible to be traded on the NYSE or any other securities exchange, there may not be a public trading market for such Shares, and the Company may cease to be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender my Shares into the Offer, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into the Company. At the effective time of the Merger (the “Effective Time”), each Share then issued and outstanding will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law, except as provided in the Merger Agreement with respect to Shares owned by Parent or its direct or indirect wholly owned subsidiaries or the Company. Notwithstanding the foregoing and regardless of whether the Merger is effected pursuant to Section 253 or Section 251(h) of Delaware Law, Shares issued and outstanding immediately prior to the Effective Time and held by a stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law will not be converted into the right to receive the Merger Consideration and will instead be entitled to seek to have a Delaware court determine the “fair value” of such Shares in accordance with Delaware Law, unless such holder fails to perfect, withdraws, waives or loses the right to appraisal. In each such case, such Shares will be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

If the Offer is not consummated, will you nevertheless consummate the Merger?

No. None of us, Parent or the Company are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 253 or Section 251(h) of Delaware Law, as applicable, and the obligation of us and the Company to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable following the consummation of the Offer, we expect the Merger to occur promptly after the consummation of the Offer. See Section 1 — “Terms of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. If the Offer is consummated and then, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, the holders of Shares immediately prior to the Effective Time who did not tender their Shares in the Offer and have otherwise complied with the applicable procedures under Delaware Law will be entitled to seek to have a Delaware court determine the “fair value” of such Shares, regardless of whether the Merger is effected pursuant to Section 253 or Section 251(h) of Delaware Law. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

What was the market value of my Shares on recent dates?

On February 25, 2015, the last trading day before we announced that we entered into the Merger Agreement, the last sale price of the Shares reported on NYSE was $6.36 per Share. On April 6, 2015, the last NYSE trading day before we commenced the Offer, the last sale price of the Shares reported on NYSE was $7.99 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer described in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to receive promptly an amount equal to the number of Shares you tendered into the Offer multiplied by the Offer Price in cash, without interest, subject to any withholding of taxes required by applicable law. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. See Section 2 — “Acceptance for Payment and Payment for Shares.” In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) any certificates representing such Shares, if applicable, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares at The Depository Trust Company (“DTC”), an Agent’s Message (as defined below) in lieu of such Letter of Transmittal and delivery of Shares into the Depositary’s account at DTC and (iii) any other required documents for such Shares, as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Have any of the Company’s directors or officers agreed to tender their Shares?

Yes. The members of Emulex’s Board of Directors and certain executive officers of Emulex, who collectively owned approximately 2.5% of the outstanding Shares as of February 25, 2015, have entered into a tender and support agreement with Parent and us, pursuant to which they have agreed to, among other things, tender their Shares into the Offer unless the Merger Agreement is terminated. See Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — Tender and Support Agreement.”

What will happen to Emulex equity awards in the Offer?

The Offer is being made for all outstanding Shares, and not for (i) options to purchase Shares granted under the Company’s equity-based compensation plans (each, a “Company Option”), (ii) restricted stock unit awards granted under the Company’s equity-based compensation plans that are denominated in Shares and settled solely in Shares and vest based on the lapse of time and continued service (each, a “Company Share-Settled RSU Award”) or (iii) performance stock units, performance shares, restricted stock awards, cash settled restricted stock unit awards, performance cash settled unit awards, or other equity awards granted under the Company’s equity-based compensation plans and denominated in Shares that do not constitute Company Share-Settled RSU Awards or Company Options (each, a “Company Cash-Settled Stock Award”).

Following the consummation of the Offer and at the Effective Time:

•	each outstanding and vested Company Option having an exercise price per Share that is less than the Offer Price (an “In-the-Money Company Option”), including any In-the-Money Company Options that are not Assumed Options (as defined below), will be cancelled immediately prior to the Effective Time and converted into the right to receive a payment in cash (subject to all applicable withholding or other taxes required by applicable law) of an amount equal to the product of (i) the aggregate number of Shares subject to such Company Option immediately prior to such cancellation and (ii) the excess of the Offer Price over the exercise price per Share subject to such Company Option (the “Option Consideration”);

•	each outstanding and unvested In-the-Money Company Option held by an employee of the Company or its subsidiaries who continues to be employed by Parent or its subsidiaries as of immediately after the Effective Time (a “Company Employee”) or a non-employee individual service provider of the Company or its subsidiaries who, at the Effective Time, continues his or her service with the Surviving Corporation or its subsidiaries (other than any such service provider who is ineligible to be included on a registration statement filed by Avago on Form S-8) (a “Company Service Provider”) as of immediately after the Effective Time will be assumed by Avago and converted into an option covering ordinary shares, no par value, of Avago (“Avago Ordinary Shares”) having the same terms and conditions as such Company Option (each, an “Assumed Option”), except that (i) each such Assumed Option shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole Avago Ordinary Shares equal to the product of (A) the number of Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the volume weighted average price for an Avago Ordinary Share on the Nasdaq Global Select Market, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the date of the closing of the Merger (the “Closing Date”) as reported by Bloomberg L.P., and rounding such product down to the nearest whole number of Avago Ordinary Shares, (ii) the per share exercise price for the Avago Ordinary Shares issuable upon exercise of such Assumed Option shall be equal to the quotient determined by dividing (A) the exercise price per Share at which such Company Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio, and rounding such quotient up to the nearest whole cent, and (iii) all references to the “Company” in the applicable Company equity-based compensation plans and the stock option agreements will be references to Avago;

•	each outstanding Company Option that is not an In-the-Money Company Option will be cancelled immediately prior to the Effective Time for no consideration;

•	each outstanding Company Share-Settled RSU Award held by a Company Employee or Company Service Provider will be assumed by Avago and converted into a restricted share unit award covering Avago Ordinary Shares having the same terms and conditions as such Company Share-Settled RSU Award (each, an “Assumed RSU Award”), except that (i) each such Company Share-Settled RSU Award will entitle the holder, upon settlement, to that number of whole Avago Ordinary Shares equal to the product of (A) the number of Shares that were issuable with regard to such Company Share-Settled RSU Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and rounding such product down to the nearest whole number of Avago Ordinary Shares and (ii) all references to the “Company” in the applicable Company equity-based compensation plans and the Company Share-Settled RSU Award agreements will be references to Avago;

•	each outstanding Company Share-Settled RSU Award that is not an Assumed RSU Award will vest in full and be cancelled immediately prior to the Effective Time and will be converted into the right to receive an amount in cash (subject to all applicable withholding or other taxes required by applicable law) equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company Share-Settled RSU Award immediately prior to the Effective Time and (ii) the Offer Price (such amounts payable hereunder being referred to as the “RSU Consideration”);

•	each outstanding Company Cash-Settled Stock Award held by a Company Employee or Company Service Provider will be assumed by Avago and converted into a cash-settled award having the same terms and conditions as such Company Cash-Settled Stock Award (each, an “Assumed Stock Award”), except that (i) each such Company Cash-Settled Stock Award shall entitle the holder, upon settlement, to a cash payment by Avago or its subsidiaries (including, after the Effective Time, the Surviving Corporation or any of its subsidiaries) equal to the product of (A) the number of Shares that were issuable with regard to such Company Cash-Settled Stock Award immediately prior to the Effective Time, multiplied by (B) the Offer Price, (ii) the performance goal(s) with respect to each such Company Cash-Settled Stock Award that includes performance criteria will be deemed satisfied at 100% of the target level of achievement (50th percentile of peer companies), and (iii) all references to the “Company” in the applicable Company equity-based compensation plans and the Company Cash-Settled Stock Award agreements will be references to Avago;

•	each outstanding Company Cash-Settled Stock Award that is not an Assumed Stock Award will vest in full (or, in the case of each performance-based Company Cash-Settled Stock Award that is not an Assumed Stock Award, at 100% of the target level of achievement (50th percentile of peer companies) for such performance-based Company Cash-Settled Stock Award) and be cancelled immediately prior to the Effective Time and will be converted into the right to receive an amount in cash (subject to all applicable withholding or other taxes required by applicable law) equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company Cash-Settled Stock Award immediately prior to the Effective Time and (ii) the Offer Price (such amounts payable hereunder being referred to as the “Stock Award Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Options, Restricted Stock Unit Awards and Stock Awards.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger — United States Holders”). In general, you will recognize gain or loss in an amount equal to the difference between your adjusted tax basis in the Shares that you tender into the Offer or exchange in the Merger and the amount of cash you receive for such Shares (determined before deduction of any applicable withholding taxes). If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-United States Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger — Non-United States Holders”), subject to the discussion in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding” and the qualifications and limitations in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender into the Offer or exchange in the Merger unless you have certain connections to the United States. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares into the Offer or having your Shares converted into the right to receive cash in the Merger. See Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of the material U.S. federal income tax consequences of tendering or exchanging Shares pursuant to the Offer or the Merger.

To whom should I talk if I have additional questions about the Offer?

You may call Georgeson Inc., the Information Agent, toll-free at (866) 695-6078. You may call Barclays Capital Inc., the Dealer Manager, toll-free at (888) 610-5877. See the back cover of this Offer to Purchase.

x

To the Holders of Shares of

Common Stock of Emulex Corporation:

INTRODUCTION

We, Emerald Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), a Delaware corporation and an indirect wholly owned subsidiary of Avago Technologies Limited (“Avago”), a company organized under the laws of the Republic of Singapore, are offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Emulex Corporation (the “Company”), a Delaware corporation, at a price per Share of $8.00 in cash (the “Offer Price”), without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.” We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of February 25, 2015, by and among Parent, the Purchaser and the Company (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on May 5, 2015 (one minute after 11:59 p.m., New York City time, on May 4, 2015) (such date and time, the “Expiration Date”), unless (i) we extend the period during which the Offer is open pursuant to and in accordance with the Merger Agreement, in which case the term “Expiration Date” means the latest date and time at which the Offer, as so extended by us, will expire (provided, however, our obligation to extend the Offer is limited as discussed in Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Extensions of the Offer”) or (ii) the Merger Agreement has been earlier terminated. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or delay in making payment for Shares.

If you are a record owner of Shares and you tender such Shares directly to Computershare Trust Company, N.A. (the “Depositary”) in accordance with the terms of this Offer, you will not be charged brokerage fees or commissions on the sale of Shares pursuant to the Offer. Applicable stock transfer taxes with respect to the transfer and sale of any Shares may be withheld and deducted from the purchase price of such Shares purchased as set forth in Instruction 6 of the Letter of Transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the IRS Form W-9 included with the Letter of Transmittal (or the applicable IRS Form W-8, if the tendering stockholder or other payee is a Non-United States Holder), may be subject to U.S. federal backup withholding of 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding.” Non-United States Holders are urged to consult their tax advisors regarding the application of U.S. federal backup withholding.

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should consult with such nominee to determine if you will be charged any service fees or commissions.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three New York Stock Exchange (“NYSE”) trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

We will pay all charges and expenses of the Depositary, Georgeson Inc. (the “Information Agent”) and Barclays Capital Inc. (the “Dealer Manager”) incurred in connection with the Offer. See Section 18 — “Fees and Expenses.”

Subject to the satisfaction or waiver of the conditions of the Merger Agreement, we and the Company have agreed to take all necessary and appropriate actions to cause us to merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). If, after the consummation of the Offer, we and any other subsidiary of Parent hold at least 90% of the issued and outstanding Shares, we and the Company have agreed to take all necessary and appropriate actions to cause the Purchaser to be merged with and into the Company, with the Company continuing as the Surviving Corporation to become effective as promptly as practicable, without a meeting of the stockholders of the Company, in accordance with Section 253 of the General Corporation Law of the State of Delaware (“Delaware Law”). In the event that the Merger cannot be effected pursuant to Section 253 of Delaware Law, then, as promptly as practicable following the consummation of the Offer, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of Delaware Law. In either case, if the aforementioned conditions are met and the Merger is effected pursuant to Section 253 or Section 251(h) of Delaware Law, the Merger will take place without a vote or any further action by the stockholders of the Company. At the Effective Time of the Merger (as defined below), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest, subject to any withholding of taxes required by applicable law, except for Shares (such shares, the “Excluded Shares”) (i) then-owned by Parent or any of its direct or indirect wholly owned subsidiaries, including the Purchaser, or held in treasury by the Company, which will be cancelled and no payment made with respect thereto or (ii) held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal). See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

The Board of Directors of Emulex has unanimously:

•	determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Emulex and its stockholders;

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	recommended that Emulex’s stockholders accept the Offer, tender their Shares to us in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

A more complete description of the reasons of the Board of Directors of Emulex for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed by the Company with the United States Securities and Exchange Commission (“SEC”) and mailed to the Company’s stockholders with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to us, Parent or Avago receiving financing or any other financing condition. The Offer is conditioned upon:

•

there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) that, together with the number of Shares (if any) then owned by Parent or any of its wholly owned direct or indirect subsidiaries (or with respect to which Parent or any of its wholly owned direct or indirect subsidiaries otherwise has sole voting power) represents a majority of the Shares then outstanding on a fully diluted basis (as described above) and no less than a majority of the voting power of the shares of capital stock of the Company then outstanding on a fully diluted basis and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (collectively, the “Minimum Condition”);

•	the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Required Governmental Approval”); and

•	the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

According to the Company, as of April 3, 2015, there were (i) 72,444,645 Shares issued and outstanding, (ii) Company Options to purchase an aggregate of 1,888,262 Shares, of which 1,074,846 have an exercise price of less than $8.00, (iii) 2,790,832 Shares reserved for issuance pursuant to Company Share-Settled RSU Awards, (iv) 1,422,597 Shares reserved for issuance pursuant to Company Cash-Settled Stock Awards, (v) 444,000 Shares reserved for issuance pursuant to the Company ESPP and (vi) 22,224,320 Shares subject to issuance upon the conversion of the Notes (including the estimated effect of any make-whole fundamental change provision based upon a conversion rate of 126.9961 Shares per $1,000 principal amount of Notes and assuming for purposes of this calculation that (A) the Closing Date (as defined below) is May 5, 2015 and (B) conversions are settled in full in Shares). Assuming (x) no other Shares or Notes were or are issued after April 3, 2015 and (y) no Company Options, Company Share-Settled RSU Awards, performance stock units or other awards consisting of Shares or purchase rights have been granted or have expired after April 3, 2015, the Minimum Condition would be satisfied if at least 50,607,329 Shares are validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) and not properly withdrawn prior to the Expiration Date.

In order to induce us and Parent to enter into the Merger Agreement, the members of Emulex’s Board of Directors and certain executive officers of Emulex have entered into a tender and support agreement, dated February 25, 2015, with Parent and us, pursuant to which these senior executives and directors who are stockholders have, subject to certain limitations and exceptions, (i) agreed to tender their Shares, which represented approximately 2.5% of the outstanding Shares as of February 25, 2015, into the Offer and (ii) agreed not to withdraw any such Shares tendered in the Offer, unless the Merger Agreement is terminated. See Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — Tender and Support Agreement”

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Offer is consummated and then, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, the holders of Shares immediately prior to the Effective Time who did not tender their Shares in the Offer and have otherwise complied with the applicable procedures under Delaware Law will be entitled to seek to have a Delaware court determine the “fair value” of such Shares. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND STOCKHOLDERS OF THE COMPANY SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the Minimum Condition, the receipt of the Required Governmental Approval, and the other conditions set forth in Section 15 —“Conditions to the Offer.”

We expressly reserve the right to waive any of the conditions to the Offer, in whole or in part and at any time and from time to time, in our sole discretion, and to make any change in the terms and conditions of the Offer; except that, unless otherwise contemplated by the Merger Agreement or as previously approved by the Company in writing, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration), (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition or the Required Governmental Approval, (v) add to or amend any of the other conditions and requirements to the Offer described in Section 15 — “Conditions to the Offer” in a manner that is material and adverse to the holders of Shares, (vi) extend the Offer except as otherwise provided in the Merger Agreement or (vii) otherwise amend the Offer in any manner that is material and adverse to the holders of Shares.

Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger, with the Company continuing as the Surviving Corporation and as a wholly owned subsidiary of Parent. If, after the consummation of the Offer, we and any other subsidiary of Parent hold at least 90% of the issued and outstanding Shares, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable, without a meeting of the stockholders of the Company, in accordance with Section 253 of Delaware Law. In the event that the Merger cannot be effected pursuant to Section 253 of Delaware Law, then, as promptly as practicable following the consummation of the Offer, we and the Company will take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of Delaware Law. In either case, if the aforementioned conditions are met and the Merger is effected pursuant to Section 253 or Section 251(h) of Delaware Law, the Merger will take place without a vote or any further action by the stockholders of the Company. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Pursuant to the Merger Agreement, we will extend the Offer (i) for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or for any period otherwise required by applicable law and (ii) on one or more occasions, for successive periods of up to 20 business days each, the length of each such period (subject to such 20 business day maximum) to be determined by Parent in its sole discretion, if on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in the Merger Agreement) has not been satisfied, or, where permitted by applicable law and the Merger Agreement, waived by us, in order to permit the satisfaction of such conditions; provided, however, that in no event will we be required to extend the Offer to a date later than October 23, 2015 (the “Outside Date”) and our obligation to extend the Offer is further limited as set forth below in this Section 1 and in Section 11 — “The Merger Agreement; Other Agreements — Extensions of the Offer.” For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with all rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, delay our acceptance for payment of Shares, delay payment after the consummation of the Offer or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay promptly the consideration offered or return the securities deposited by or on behalf of stockholders after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of ten business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. Each of the time periods described in this paragraph is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such altered consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

The Company has provided us with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer, as described in Section 15 — “Conditions to the Offer,” we will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as promptly as practicable and in any event not more than two business days after the first Expiration Date upon which the conditions pursuant to the Merger Agreement are satisfied or waived. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for how to validly tender Shares.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	For Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) or, for Shares held in book-entry form, confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, in each case pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;”

•	A properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined below) in lieu of such Letter of Transmittal; and

•	Any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Emulex.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if certificates representing Shares are submitted evidencing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign the right to purchase all or any Shares tendered pursuant to the Offer in whole or from time to time in part to one or more affiliates, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Company stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	If you are a record holder and you have Shares held as physical certificates, the certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;

•	If you are a record holder and you hold Shares directly in your name in book-entry form in an account with the Company’s transfer agent, Computershare Trust Company, N.A., a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date. If you hold your shares in book-entry at The Depository Trust Company, you are not obligated to submit a Letter of Transmittal, but you must (1) submit an Agent’s Message (as defined below) and (2) deliver your Shares according to the DTC book-entry transfer procedures described below under “DTC Book-Entry Transfer” before the Expiration Date;

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered; or

•	For Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the consummation of the Offer occurs, we will acquire good and unencumbered title to such Shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) and any other required documents (for example, in certain circumstances, a completed IRS Form W-9) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Required documents must be transmitted to and received by the Depositary as set forth above. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Agent’s Message. The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a certificate representing Shares is not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the certificate representing such Shares must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on such certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed

Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Emulex.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) if applicable, certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived to our satisfaction. None of us, Parent, Avago, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of the Company’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the consummation of the Offer, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

U.S. Federal Backup Withholding. Under the U.S. federal backup withholding rules, 28% of the gross proceeds payable to a tendering United States Holder (as defined below) or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the United States Holder or other payee provides his or her correct taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such United States Holder is otherwise exempt from backup withholding. Therefore, unless an exemption exists and is proven in a manner satisfactory to the Depositary, each tendering United States Holder should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain payees are not subject to these backup withholding requirements. In order for a Non-United States Holder to avoid backup withholding, the Non-United States Holder must submit a statement (usually, an IRS Form W-8BEN, W-8BEN-E or W-8ECI), signed under penalties of perjury, attesting to that Non-United States Holder’s exempt status. Such statements can be obtained from the Depositary or the United States Internal Revenue Service’s website at www.irs.gov.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR SUCH OTHER IRS FORM AS MAY BE APPLICABLE) MAY BE SUBJECT TO U.S. FEDERAL BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after June 5, 2015 (i.e., after 60 calendar days from the commencement of the Offer), unless such Shares have already been accepted for payment by us pursuant to the Offer by the end of June 5, 2015.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — DTC Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, delay in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the

Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, Parent, Avago, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion applies only to holders that hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address consequences relevant to holders subject to special rules, including: holders who hold Shares received pursuant to the exercise of employee stock options or otherwise as compensation, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders who are pass-through entities for U.S. federal income tax purposes or investors in such pass-through entities, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, U.S. expatriates or entities subject to the U.S. anti-inversion rules, “controlled foreign corporations” or “passive foreign investment companies,” or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the alternative minimum tax, the Medicare contribution tax on net investment income, the U.S. federal gift or estate tax, or state, local or foreign taxation. This discussion also does not address the tax consequences to holders of Shares who exercise appraisal rights under Delaware Law.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of tendering Shares pursuant to the Offer or the Merger.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor (determined before deduction of any applicable withholding taxes). A United States Holder’s adjusted tax basis will generally equal the price the United States Holder paid for such Shares. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by certain non-corporate United States Holders, including individuals, generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-United States Holder’s permanent establishment in the United States), in which case (i) the Non-United States Holder will be subject to U.S. federal income tax in the same manner as if it were a United States Holder (but such Non-United States Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9), and (ii) if the Non-United States Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty);

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, in which case, the Non-United States Holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares net of applicable U.S. source losses from sales or exchanges of other capital assets recognized during the year; or

•	the Company is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, actually or constructively, at any time during the shorter of (i) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (ii) the period during which the Non-United States Holder held such Shares, more than 5% of the Shares and such holder is not eligible for any treaty exemption. The Company has not been, is not and does not anticipate becoming a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Payments made to United States Holders in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding” unless an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an appropriate IRS Form W-8BEN or W-8BEN-E that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary or other payor.

Backup withholding is not an additional tax and may be refunded by the United States Internal Revenue Service (the “IRS”) to the extent it results in an overpayment of tax, provided that the required information is timely provided to the IRS. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal (in the case of United States Holders) or, in the case of Non-United States Holders, an IRS Form W-8BEN or W-8BEN-E or other applicable form.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NYSE under the symbol “ELX.” The Shares have been listed on NYSE since June 24, 2002. The following table sets forth the high and low sales prices per Share on NYSE each quarter during the Company’s fiscal years ended June 30, 2013 and June 29, 2014 and thereafter as reported by Bloomberg L.P.:

	High	Low
Quarter Ended:
Fiscal 2015
December 28, 2014	$6.05	$4.46
September 28, 2014	$6.01	$5.00
Fiscal 2014
June 29, 2014	$7.63	$4.61
March 30, 2014	$7.69	$6.99
December 29, 2013	$7.95	$6.81
September 29, 2013	$8.32	$6.60
Fiscal 2013
June 30, 2013	$6.75	$5.84
March 31, 2013	$7.66	$6.41
December 30, 2012	$7.40	$6.32
September 30, 2012	$7.80	$6.03

On February 25, 2015, the last trading day before we announced that we entered into the Merger Agreement, the last sale price of the Shares reported on NYSE was $6.36 per Share. On April 6, 2015, the last NYSE trading day before we commenced the Offer, the last sale price of the Shares reported on NYSE was $7.99 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

The Company has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, the Company is not permitted to declare or pay any dividend in respect of the Shares without Parent’s prior written consent (other than dividends and distributions by a wholly owned subsidiary to its parent, distributions under the Company ESPP permitted by the Merger Agreement and distributions resulting from the exercise of Company Options or vesting of Company Share-Settled RSU Awards or certain Company Cash-Settled Stock Awards outstanding on the date the Merger Agreement was entered into). See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of the Company Business Pending the Merger.”

7.	Certain Information Concerning the Company.

Except as otherwise set forth in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and is qualified in its entirety by reference thereto. You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information set forth in the Company’s public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information.

General. The Company provides connectivity, monitoring and management solutions for high-performance networks, delivering provisioning, end-to-end application visibility, optimization and acceleration for the next generation of software-defined, telco and Web-scale data centers. The Company’s input/output connectivity portfolio, which has been designed into server and storage solutions from leading original equipment manufacturers and original device manufacturers worldwide, enables organizations to manage bandwidth, latency, security and virtualization. The Emulex network visibility portfolio enables global organizations to monitor and improve application and network performance management.

Available Information. The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The Company maintains a website at www.emulex.com. These website addresses are not intended to function as hyperlinks, and the information contained on the Company’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

Company Financial Projections. In connection with our due diligence review, the Company provided us with internal financial forecasts prepared by management of the Company regarding the anticipated future financial and operating performance of the Company for the fiscal years 2015 through 2017. The Company provided us with an initial set of such forecasts in September 2014 during preliminary discussions between the parties. However, such initial forecasts were revised by management of the Company in January 2015 to take into account the performance of each of the Company’s businesses in the first half of its fiscal year 2015. The revised set of forecasts superseded the initial forecasts and were provided to us by the Company in February 2015 (such initial and revised forecasts, collectively, the “Projections”). Such Projections included information with respect to the Company’s projected revenue, operating income, non-GAAP net income and cash flows. None of the Purchaser, Parent, Avago or our affiliates or representatives participated in preparing, and none of the Purchaser, Parent, Avago or our affiliates or representatives express any view on, the Projections summarized below or the assumptions underlying such information.

The Projections provided to us by the Company include selected information from the forecasts described under Item 8 — “Additional Information — Forecasted Financial Information” in the Schedule 14D-9 that is being filed by the Company with the SEC and mailed to the Company’s stockholders with this Offer to Purchase. Stockholders of the Company are urged to, and should, carefully read the Schedule 14D-9.

The Company has advised us that, except for quarterly guidance as to the expectations of the Company’s management regarding the Company’s financial performance for the following fiscal quarter, the Company does not as a matter of course make public projections or forecasts as to future performance or earnings.

The Projections were prepared by and are solely the responsibility of the Company’s management. The Company has advised us that the Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections, or generally accepted accounting principles in the United States (“GAAP”). The summary of the Projections is not being included in this Offer to Purchase to influence a stockholder’s decision whether to tender Shares in the Offer, but is being included solely because the Projections were made available by the Company to Avago, Parent, us and our advisors in connection with our due diligence review of the Company.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections are based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to business decisions and other matters that are subject to change. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Offer to Purchase should not be regarded as an indication that we, Avago, Parent, the Company or any of our or their respective officers, directors, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither we nor Avago, Parent or the Company nor any of our or their respective officers, directors, advisors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections, including to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company has advised us that it does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law or as provided in the Schedule 14D-9. Neither we nor Avago, Parent or the Company nor any of our or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to us, Avago, Parent or our or their affiliates, in the Merger Agreement or otherwise, concerning the Projections. The summary of the Projections is not included in this Offer to Purchase in order to influence any Company stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares under Delaware Law.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders of the Company are cautioned not to place undue, if any, reliance on the Projections.

Set forth below is a summary of the Projections provided to us by the Company:

EMULEX CORPORATION

FORECASTED FINANCIAL INFORMATION

(Provided by the Company in September 2014)

(dollars in millions)

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Revenue	$416.2	$420.1	$437.7
Non-GAAP net income	$49.6	$56.7	$61.7
EBITDA	$76.3	$82.1	$87.6

EMULEX CORPORATION

FORECASTED FINANCIAL INFORMATION

(Provided by the Company in February 2015)

(dollars in millions)

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Revenue	$422.8	$401.6	$423.4
Operating income	$55.8	$49.9	$62.8
Non-GAAP net income	$48.5	$43.0	$54.5
Depreciation	$18.6	$16.0	$16.0
Capital expenditures	$(17.3)	$(16.0)	$(16.0)
Change in net working capital	$5.0	$1.7	$(6.0)
Stock-based compensation	$(15.0)	$(13.0)	$(15.9)

Stockholders of the Company are urged to, and should, carefully read Item 8 — “Additional Information — Forecasted Financial Information” in the Schedule 14D-9 for additional information regarding the financial measures described above.

8.	Certain Information Concerning Avago, Parent and the Purchaser.

Avago was formed on April 8, 2005 as a company organized under the laws of the Republic of Singapore. Avago’s principal executive offices are located at 1 Yishun Avenue 7, Singapore 768923. The telephone number of its principal executive offices is (65) 6755-7888. Avago, together with its subsidiaries (including Parent and the Purchaser), is a designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products.

Parent, an indirect wholly owned subsidiary of Avago, is a Delaware corporation incorporated on September 22, 2005. Parent’s principal executive offices are located at 1320 Ridder Park Drive, San Jose, California 95131. The telephone number of its principal executive offices is (408) 435-7400. Parent is Avago’s primary U.S. operating subsidiary, and its principal business is the research, development and manufacture of III-V analog semiconductor devices.

We are a Delaware corporation and a wholly owned subsidiary of Parent, incorporated on February 20, 2015, and we were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Our principal executive offices are located at 1320 Ridder Park Drive, San Jose, California 95131, and the telephone number of our principal executive offices is (408) 435-7400. To date, we have not carried on any activities other than those related to our formation and the

Merger Agreement, including making the Offer. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement and related Tender and Support Agreement. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger, with the Company continuing as the Surviving Corporation.

Additional Information. Certain information relating to Avago, Parent and the Purchaser is set forth in Annex A to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company,” Section 11 — “The Merger Agreement; Other Agreements” and Annex A): (i) neither we nor Avago or Parent nor, after reasonably inquiry, to our knowledge or the knowledge of Avago or Parent, any of the persons listed in Annex A, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, (ii) neither we nor Avago or Parent nor, after reasonable inquiry, to our knowledge or the knowledge of Avago or Parent, any of the persons listed in Annex A, has effected any transaction in the Shares or any other equity securities of the Company during the 60-calendar-day period preceding the date of this Offer to Purchase, (iii) neither we nor Avago or Parent nor, after reasonably inquiry, to our knowledge or the knowledge of Avago or Parent, any of the persons listed on Annex A, has any contract, relationship, agreement, arrangement or understanding (whether or not legally enforceable) with any other person with respect to any securities of the Company, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us, Parent, any of Avago’s other direct or indirect subsidiaries or, after reasonable inquiry, to our knowledge or the knowledge of Avago or Parent, any of the persons listed on Annex A, on the one hand, and (A) the Company or any of its affiliates that are not natural persons, for which the aggregate value of the transactions is more than one percent of the Company’s consolidated revenue for the fiscal year when the transaction occurred or the past portion of the fiscal year for any transaction occurring in the current fiscal year or (B) any executive officer, director, or affiliate of the Company that is a natural person, in each case that would require reporting under SEC rules and regulations; (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or material contacts between us, Avago, Parent, any of Avago’s other direct or indirect subsidiaries or, after reasonable inquiry, to our knowledge or the knowledge of Avago or Parent, any of the persons listed on Annex A, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company; (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Avago, Parent or any of our or their respective executive officers, directors or affiliates, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; (vii) during the five years prior to the date of this Offer to Purchase, neither we nor Avago or Parent nor, after reasonable inquiry, to our knowledge or the knowledge of Avago or Parent, any of the persons listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (viii) during the five years prior to the date of this Offer to Purchase, neither we nor Avago or Parent nor, after reasonable inquiry, to our knowledge or the knowledge of Avago or Parent, any of the persons listed in Annex A has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we, Avago and Parent have filed with the SEC a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and this Offer to Purchase and other exhibits to the Schedule TO are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us, Avago or Parent with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Avago maintains a website at www.avagotech.com. These website addresses are not intended to function as hyperlinks, and the information contained on Avago’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds.

We estimate that we will need approximately $590 million in cash to purchase all Shares pursuant to the Offer, to pay the consideration in respect of all Shares that are not tendered and that will each (other than Excluded Shares) be converted in the Merger into the right to receive the Offer Price, to pay each of the Option Consideration, the RSU Consideration and the Stock Award Consideration (each as defined below) as provided in the Merger Agreement and to pay related fees and expenses. Parent, our parent company, will provide us with sufficient funds to make such payments. Parent expects to fund such payments from its available cash.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the consummation of the Offer is not subject to any financing condition; (ii) the Offer is being made for all Shares solely for cash; (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price per Share as was paid in the Offer (i.e., the Offer Price, without interest and subject to any withholding of taxes required by applicable law); and (iv) we, through Parent, will have sufficient funds, through available cash, to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company.

The following is a description of material contacts between and among representatives of Avago, Parent or us with representatives of the Company that resulted in the execution of the Merger Agreement and the agreements related to the Offer and the Merger. For a more detailed discussion of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9 that is being filed by the Company with the SEC and mailed to the Company’s stockholders with this Offer to Purchase.

References to Avago below in certain cases may be references to us or other entities that are affiliates of Avago.

Background of the Offer

Avago regularly evaluates various strategic alternatives to improve its competitive position and enhance value for Avago stockholders. This includes opportunities for acquisitions of other companies or their assets.

On August 23, 2014, a representative of Goldman, Sachs & Co. (“Goldman Sachs”), financial advisor to the Company, contacted a representative of Avago to determine if Avago would be interested in exploring a strategic transaction involving the Company.

On August 24, 2014, a representative of Avago expressed an interest in having a meeting to discuss the Company’s business. The Company entered into the Confidentiality Agreement with Avago on August 28, 2014 and thereafter made nonpublic information available to Avago.

Representatives of the Company made presentations to representatives of Avago on September 4, 18 and 19, 2014 and continued to make nonpublic information regarding the Company available to Avago, including internal financial forecasts prepared by management of the Company regarding the anticipated future financial and operating performance of the Company for the years 2015 through 2017. The Company’s CEO, Jeffery W. Benck, met with Mr. Tan at his request to discuss the Company and its business on September 18, 2014. However, on September 30, 2014, representatives of Avago informed a representative of the Company that Avago was not interested in further pursuing a potential strategic transaction involving the Company at that time.

On January 7, 2015, a representative of Avago contacted Mr. Benck to discuss Avago’s possible renewed interest in the Company and set up a subsequent meeting on January 14, 2015, which Mr. Benck and Jeff Hoogenboom, the Company’s Senior Vice President of Worldwide Sales, attended, along with Mr. Tan and other representatives of Avago. During that meeting, the Company representatives described progress in the Company’s business since the Fall of 2014 and preliminary financial results for the first half of its current fiscal year. The Company representatives also provided Avago an updated revenue forecast for the Company’s connectivity division business segment for fiscal year 2015 that took into account the Company’s estimated actual revenue for the first half of the 2015 fiscal year. Representatives of Avago indicated that they would assess this information and contact the Company if Avago had a renewed interest in discussions of a potential strategic transaction.

On January 26, 2015, Avago submitted a written proposal to acquire the Company at a price of $7.50 per Share in cash, subject to further due diligence and the negotiation of definitive documentation. Avago indicated that it believed that it was in the interest of both the Company and Avago that any transaction be negotiated efficiently. A representative of Avago informed the Company that, for that reason, Avago’s proposal was subject to any definitive transaction agreement with the Company being based on the merger agreement employed in Avago’s acquisition of PLX Technology, Inc. (“PLX”) in August 2014. Avago noted that the PLX merger agreement was publicly available, had been fully negotiated and represented what Avago believed to be appropriate terms and conditions for a transaction with the Company. Avago’s proposal also included a request for a 45-day period of exclusivity.

Over the course of the next week, Mr. Benck conducted price discussions with a representative of Avago. Mr. Benck initially proposed a price of $8.50 in cash per Share, which the representative of Avago rejected outright, indicating that Avago was reluctant to increase its indicated price above the $7.50 in cash per Share price which Avago had proposed on January 26, 2015. After the Company responded to requests for additional information, Avago increased its indicated price to $7.75 in cash per Share in a letter dated February 4, 2015. Mr. Benck informed Avago that he believed that Avago had to increase the price indicated in its February 4th proposal before the Company’s board of directors would proceed further. On February 5, 2015, Avago delivered another written proposal, increasing its indicated price to $8.00 in cash per Share, subject to substantially the same terms as its January 26th proposal.

Avago’s February 5th proposal reiterated the request for exclusivity and the condition that a transaction be based on the PLX documentation in order to reach a signed agreement quickly. Specifically, a representative of Avago advised Mr. Benck that Avago’s proposal was based on the expectation that a definitive agreement would be executed by late February to facilitate an announcement in conjunction with Avago’s first quarter earnings. Representatives of Avago also informed Emulex that, if the parties were unable to execute a merger agreement prior to Avago’s release of first quarter earnings, it was possible that Avago would need to delay further pursuit of the transaction for a significant period and turn its attention to other projects.

In various discussions on February 6, 2015, Mr. Benck continued to encourage Avago to further increase its price above $8.00 in cash per Share, but Avago declined to do so.

Over the course of the next ten days, the Company furnished additional due diligence information to Avago, and representatives of Latham & Watkins LLP (“Latham & Watkins”), counsel to Avago, and Jones Day, counsel to the Company, engaged in discussions on the draft exclusivity agreement, which Avago had furnished on February 5, 2015. On February 10, 2015, a representative of Latham & Watkins informed a representative of Jones Day that Avago would not require exclusivity.

Latham & Watkins furnished a draft of the merger agreement on February 11, 2015.

Jones Day and Latham & Watkins then exchanged drafts of the Merger Agreement on each of February 15, 2015 and February 17, 2015.

On February 20, 2015, Mr. Benck met with Mr. Tan. During the meeting, they discussed various due diligence topics, the future of the Company’s business and the industry generally and how the Company’s management team might fit within the Avago organization. They also discussed the possibility of Mr. Benck continuing as manager of the Emulex business unit within Avago if the parties reached agreement, but agreed to defer any further discussion of the matter and potential terms until such time, if it occurred, as the Merger Agreement was signed and the transaction announced.

On February 24, 2015, Avago held a board meeting during which the Avago board of directors (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Avago and its stockholders, (ii) approved the acquisition of the Company and (iii) authorized Avago’s officers to cause Avago’s subsidiaries to execute and deliver the Merger Agreement.

On February 25, 2015, the boards of directors of each of Parent and the Purchaser executed a written consent (i) determining that the terms of the Merger Agreement and the Tender and Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of each such party and (ii) approving and declaring advisable the Merger Agreement and the Tender and Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger.

Later that day, the parties executed the Merger Agreement and the Tender and Support Agreement, and Avago and the Company subsequently published a joint press release announcing the transaction.

Past Contacts, Transactions, Negotiations and Agreements with the Company

For more information on the Merger Agreement and the other agreements related to the Offer and the Merger, see Section 8 — “Certain Information Concerning Avago, Parent and the Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated in this document by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Avago, Parent and the Purchaser — Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

This summary of the Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Avago, Parent, us and the Company or any of their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Avago, Parent, us and the Company or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, us and the Company were qualified and subject to important limitations agreed to by Parent, us and the Company in connection with negotiating the terms of the Merger Agreement.

In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Stockholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by a party to the Merger Agreement but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as promptly as reasonably practicable and that, subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by us of the other conditions that are described in Section 15 — “Conditions to the Offer,” we will, as promptly as practicable (but in any event not more than two business days after the Expiration Date), accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer. The initial Expiration Date will be 12:00 midnight, New York City time, on May 5, 2015 (one minute after 11:59 p.m., New York City time, on May 4, 2015).

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer conditions are for the sole benefit of Parent and us, and we expressly reserve the right to waive any of the conditions to the Offer, in whole or in part and at any time and from time to time, in our sole discretion, and to make any change in the terms and conditions of the Offer; except that, unless otherwise contemplated by the Merger Agreement or as previously approved by the Company in writing, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration), (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition or the Required Governmental Approval, (v) add to or amend any of the other conditions and requirements to the Offer described in Section 15 — “Conditions to the Offer” in a manner that is material and adverse to the holders of Shares, (vi) extend the Offer except as otherwise provided in the Merger Agreement or (vii) otherwise amend the Offer in any manner that is material and adverse to the holders of Shares.

Extensions of the Offer

The Merger Agreement provides that we will (and Parent will cause us to) extend the Offer:

•	for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or for any period otherwise required by applicable law; provided, however, that in no event will we be required to extend the Offer to a date later than the Outside Date; and

•

on one or more occasions, for successive periods of up to 20 business days each, the length of each such period (subject to such 20 business day maximum) to be determined by Parent in its sole discretion, if on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in the Merger Agreement) has not been satisfied, or, where permitted by applicable law and the Merger Agreement, waived by us, in order to permit the satisfaction of such conditions, provided, however, that in no event will the Purchaser be required to extend the Offer to a date later than the Outside Date.

The Offer Price

The Offer Price for each Share is $8.00 per Share in cash, without interest, subject to any withholding of taxes required by applicable law.

The Merger

The Merger Agreement provides that, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we and the Company will take all necessary and appropriate actions to cause the Merger, with the Company continuing as the Surviving Corporation. If, after the consummation of the Offer, we and any other subsidiary of Parent hold at least 90% of the issued and outstanding Shares, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable, without a meeting of the stockholders of the Company, in accordance with Section 253 of Delaware Law. In the event that the Merger cannot be effected pursuant to Section 253 of Delaware Law, then, as promptly as practicable following the consummation of the Offer, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of Delaware Law. In either case, if the aforementioned conditions are met and the Merger is effected pursuant to Section 253 or Section 251(h) of Delaware Law, the Merger will take place without a vote or any further action by the stockholders of the Company. Subject to the satisfaction or waiver of certain conditions set forth Merger Agreement, the Purchaser and the Company have agreed to take all necessary and appropriate actions to cause the Merger, with the Company continuing as the Surviving Corporation. At the closing, we and the Company will file a certificate of merger with the Delaware Secretary of State and such other filings or recordings as are required by Delaware Law in connection with the Merger. The Merger will become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State or such later time as we, Parent and the Company may agree and as specified in the certificate of merger. At the Effective Time, we will be merged with and into the Company in accordance with Delaware Law, whereupon our separate existence will cease and the Company will be the Surviving Corporation. The Surviving Corporation will possess all of the rights, powers, privileges and franchises, and be subject to all of the obligations, liabilities, restrictions and disabilities, of us and the Company.

Merger Closing Conditions. The obligations of us, Parent and the Company to consummate the Merger are subject to the satisfaction of each of the following conditions:

•	We have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not properly withdrawn pursuant to the Offer; and

•	No law or order has been enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental authority of competent jurisdiction with respect to the Offer or the Merger which would reasonably be expected to result in the inability of Parent, the Purchaser or the Company to consummate the Merger.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the Merger Consideration, without interest, subject to any withholding of taxes required by applicable law, except for Shares (i) then-owned by Parent or any of its direct or indirect wholly owned subsidiaries, including the Purchaser, or held in treasury by the Company, which will be cancelled and no payment made with respect thereto or (ii) held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal).

Employee Stock Purchase Plan

The Merger Agreement provides that the Company will take such actions as may be necessary under the Company’s Employee Stock Purchase Plan (“Company ESPP”) to: (i) cause any offering period (or similar period during which shares may be purchased) underway as of the date of the Merger Agreement under the Company ESPP to be terminated no later than the last day of the payroll period ending immediately preceding the Effective Time (the “Final Exercise Date”); (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP; (iii) cause each participant’s shares purchase right under the Company ESPP (the “Company ESPP Rights”) to be exercised as of the Final Exercise Date; (iv) provide that no further offering periods (or similar period during which shares may be purchased) shall commence under the Company ESPP on or following the date of the Merger Agreement; (v) provide that no individual who is not participating in the Company ESPP as of the date hereof may hereafter commence participation in the Company ESPP; and (vi) terminate the Company ESPP as of the Final Exercise Date.

The Merger Agreement further provides that any outstanding option under the Company ESPP on the Final Exercise Date shall be exercised on such date for the purchase of authorized shares of common stock, par value $0.10 per share of the Company in accordance with the terms of the Company ESPP. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be used to purchase Shares in accordance with the terms of the Company ESPP, and each share purchased thereunder immediately prior to the Effective Time shall be cancelled at the Effective Time and converted into the right to receive the Offer Price in accordance with the Merger Agreement, subject to withholding of applicable income and employment withholding Taxes. No additional offering periods will begin under the Company ESPP after the Final Exercise Date.

Treatment of Options, Restricted Stock Unit Awards and Stock Awards

The Offer is being made for all outstanding Shares and does not apply to certain awards granted for compensatory purposes pursuant to the Company’s 2005 Equity Incentive Plan, the Company’s 2004 Employee Stock Incentive Plan, the ServerEngines Corporation Amended and Restated 2008 Stock Option Plan, Sierra Logic, Inc. 2001 Stock Option Plan, Aarohi Communications Inc. 2001 Stock Option Plan and the Company’s Stock Award Plan for Non-Employee Directors (each, a “Company Stock Plan”), including (i) options to purchase Shares granted pursuant to a Company Stock Plan (each, a “Company Option”), (ii) restricted stock unit awards granted pursuant to a Company Stock Plan that are denominated and settled solely in Shares and that vest based on the lapse of time and continued service (each, a “Company Share-Settled RSU Award”) or (iii) performance stock unit awards, performance share awards, restricted stock awards, cash settled restricted stock unit awards, performance cash settled unit awards, or other equity awards denominated in Shares that do not constitute Company Share-Settled RSU Awards or Company Options that were granted pursuant to a Company Stock Plan (each, a “Company Cash-Settled Stock Award”).

Vested In-the-Money Company Options. At the Effective Time, each Company Option having an exercise price per Share that is less than the Offer Price (each, an “In-the-Money Company Option”) that is outstanding and vested, including any In-the-Money Company Options that are not Assumed Options (as defined below) (each, a “Cashed Out Company Option”), will be cancelled immediately prior to the Effective Time and converted into the right to receive from the Company a payment in cash of an amount equal to the product of (i) the aggregate number of Shares subject to such Company Option immediately prior to such cancellation and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company Option immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Option Consideration”). The Company shall cause the payment of the Option Consideration (subject to all applicable withholding or other taxes required by applicable law) to be made to the holder of such Company Option, if a current or former employee of the Company, through the payroll system of the Surviving Corporation or, if not a current or former employee of the Company, through the Paying Agent, in each case, payable as soon as practicable following the date of the closing of the Merger (the “Closing Date”), and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date.

Unvested In-the-Money Company Options Held by Company Employees or Service Providers. At the Effective Time, each In-the-Money Company Option that is outstanding and unvested and held by an employee of the Company or its subsidiaries who continues to be employed by Parent or its subsidiaries as of immediately after the Effective Time (a “Company Employee”) or a non-employee individual service provider of the Company or its subsidiaries who, at the Effective Time, continues his or her service with the Surviving Corporation or its subsidiaries (other than any such service provider who is ineligible to be included on a registration statement filed by Avago on Form S-8) (a “Company Service Provider”) as of immediately after the Effective Time will be assumed by Avago and converted into an option covering ordinary shares, no par value, of Avago (“Avago Ordinary Shares”) having, subject to applicable law, the same terms and conditions as such Company Option (each, an “Assumed Option”), except that (i) each such Assumed Option shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole Avago Ordinary Shares equal to the product of (A) the number of Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the volume weighted average price for an Avago Ordinary Share on the Nasdaq Global Select Market, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date as reported by Bloomberg L.P., and rounding such product down to the nearest whole number of Avago Ordinary Shares, (ii) the per share exercise price for the Avago Ordinary Shares issuable upon exercise of such Assumed Option shall be equal to the quotient determined by dividing (A) the exercise price per Share at which such Company Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio, and rounding such quotient up to the nearest whole cent and (iii) all references to the “Company” in the applicable Company Stock Plans and the stock option agreements shall be references to Avago. As soon as reasonably practicable following the Effective Time, Avago shall issue to each holder of an Assumed Option a document evidencing the foregoing assumption of such Assumed Option by Avago.

Other Company Options. Each outstanding Company Option that is not an In-the-Money Company Option will be cancelled immediately prior to the Effective Time in exchange for no consideration. In no event shall such Company Options be assumed by Avago.

Company Share-Settled RSU Awards Held by Company Employees or Company Service Providers. At the Effective Time, each outstanding Company Share-Settled RSU Award that is held by a Company Employee or Company Service Provider will be assumed by Avago and converted automatically into a restricted share unit award covering Avago Ordinary Shares having, subject to applicable law, the same terms and conditions as the Company Share-Settled RSU Award (each, an “Assumed RSU Award”), except that (i) each such Company Share-Settled RSU Award will entitle the holder, upon settlement, to that number of whole Avago Ordinary Shares equal to the product of (A) the number of Shares that were issuable with regard to such Company Share-Settled RSU Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and rounding such product down to the nearest whole number of Avago Ordinary Shares and (ii) all references to the “Company” in the applicable Company Stock Plans and the Company Share-Settled RSU Award agreements will be references to Avago. As soon as reasonably practicable following the Effective Time, Avago will issue to each holder of an Assumed RSU Award a document evidencing the foregoing assumption of such Assumed RSU Award by Avago.

Other Company Share-Settled RSU Awards. At the Effective Time, each outstanding Company Share-Settled RSU Award that is not an Assumed RSU Award (each, a “Cashed Out Company RSU Award”) shall vest in full and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash (subject to all applicable withholding or other taxes required by applicable law) equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company Share-Settled RSU Award immediately prior to the Effective Time and (ii) the Offer Price (the “RSU Consideration”). Each holder of an outstanding Cashed Out Company RSU Award shall be entitled to receive in exchange for the cancellation thereof the RSU Consideration with respect to each Share subject to such outstanding Company Share-Settled RSU Award and the Company shall cause such payment to be made to the holder of such Company Share-Settled RSU Award, if a current or former employee of the Company, through the payroll system of the Surviving Corporation or, if not a current or former employee of the Company, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date, and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date, except as necessary to comply with Section 409A of the Code.

Company Cash-Settled Stock Awards Held by Company Employees or Company Service Providers. At the Effective Time, each Company Cash-Settled Stock Award that is outstanding immediately prior to the Effective Time and is held by a Company Employee or Company Service Provider shall be assumed by Avago and converted automatically at the Effective Time into a cash-settled award having the same terms and conditions as the Company Cash-Settled Stock Award (each, an “Assumed Stock Award”), except that (i) each such Company Cash-Settled Stock Award shall entitle the holder, upon settlement, to a cash payment by Avago or its subsidiaries (including, after the Effective Time, the Surviving Corporation or any of its subsidiaries) equal to the product of (A) the number of Shares that were issuable with regard to such Company Cash-Settled Stock Award immediately prior to the Effective Time, multiplied by (B) the Offer Price, (ii) the performance goal(s) with respect to each such Company Cash-Settled Stock Award that includes performance criteria will be deemed satisfied at 100% of the target level of achievement (50th percentile of peer companies) and (iii) all references to the “Company” in the applicable Company Stock Plans and the Company Cash-Settled Stock Award agreements shall be references to Avago. As soon as reasonably practicable after the Effective Time, Avago shall issue to each holder of an assumed Company Cash-Settled Stock Award a document evidencing the foregoing assumption of such Company Cash-Settled Stock Award by Avago.

Other Company Cash-Settled Stock Awards. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Cash-Settled Stock Award that is not an Assumed Stock Award (each, a “Cashed Out Company Stock Awards”) shall vest in full (or, in the case of each performance-based Company Cash-Settled Stock Award that is not an Assumed Stock Award, at 100% of the target level of achievement (50th percentile of peer companies) for such performance-based Company Cash-Settled Stock Award) and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash (subject to all applicable withholding or other taxes required by applicable law) equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company Cash-Settled Stock Award immediately prior to the Effective Time and (ii) the Offer Price (the “Stock Award Consideration”). Each holder of an outstanding Cashed Out Company Stock Award shall be entitled to receive in exchange for the cancellation thereof the Stock Award Consideration with respect to each Share subject to such outstanding Company Cash-Settled Stock Award and the Company shall cause such payment to be made to the holder of such Company Cash-Settled Stock Award, if a current or former employee of the Company, through the payroll system of the Surviving Corporation or, if not a current or former employee of the Company, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date, and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date, except as necessary to comply with Section 409A of the Code.

Representations and Warranties

Parent, the Purchaser and the Company each made a number of representations and warranties in the Merger Agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger. Parent, the Purchaser and the Company made representations and warranties as to:

•	corporate organization, standing and power;

•	authorization of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, by the respective companies;

•	the lack of conflicts and required filings and consents;

•	compliance with applicable laws and regulatory approvals required to complete the Offer and the Merger;

•	absence of undisclosed material litigation;

•	absence of untrue statements of material fact or omissions of material fact in the offer documents, and Schedule 14D-9 to be filed with the SEC; and

•	the use of brokers.

In addition, the Company made representations and warranties as to:

•	capitalization;

•	permits and licenses required to conduct business and general compliance with applicable laws;

•	filings and reports with the SEC and financial statements;

•	internal controls over financial reporting and the maintenance of disclosure controls and procedures;

•	maintenance of books and records;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	employee matters and benefit plans;

•	labor and other employment matters;

•	contracts and indebtedness;

•	litigation;

•	environmental matters;

•	intellectual property;

•	product warranties;

•	tax matters;

•	insurance;

•	title to property and assets;

•	real property;

•	the opinion of the Company’s financial advisor; and

•	required vote needed to approve the Merger and adopt the Merger Agreement.

In addition, Parent and the Purchaser made representations and warranties as to:

•	the availability of funds to complete the Offer;

•	Parent’s ownership of the Purchaser’s common stock;

•	the operations of Purchaser;

•	no written agreements, arrangements or understandings as defined in Section 203 of Delaware Law relating to the Company or the transactions contemplated by the Merger Agreement; and

•	no ownership of Shares of the Company.

The representations and warranties asserted in the Merger Agreement will not survive the completion of the Offer.

Covenants

Conduct of the Company Business Pending the Merger

The Merger Agreement provides that, subject to limited exceptions, until the Effective Time, the Company will, and will cause its subsidiaries to, unless Parent consents in writing otherwise (which consent will not be unreasonably withheld, conditioned or delayed), conduct business only in the ordinary course of business consistent with past practice, use commercially reasonable efforts to keep available the services of the current officers, employees and consultants, to preserve its goodwill and relationships with customers, suppliers and other persons with which it and its subsidiaries have significant business relations and to preserve intact its business organization. The Merger Agreement also expressly restricts the ability of each of the Company and its subsidiaries to take the following actions without the prior written consent of Parent (which consent, subject to limited exceptions, will not be unreasonably withheld, conditioned or delayed):

•	amend the certificate of incorporation or bylaws or any similar governing instruments of the Company or its subsidiaries;

•	declare, set aside, make or pay any dividends or other distributions on the Shares or the capital stock of any of its subsidiaries, split, combine or reclassify any capital stock of the Company or any of its subsidiaries, issue or authorize the issuance of any other securities, purchase, redeem or acquire any Shares or any securities convertible into Shares, the capital stock of its subsidiaries or other equity interests in the Company or any of its subsidiaries, or take any action that would result in any amendment, modification or change of any term of indebtedness of the Company or any of its subsidiaries;

•	issue, deliver, sell, grant pledge, transfer, subject to any lien, or otherwise encumber or dispose of any Shares or any securities convertible into Shares or other equity interests in the Company or any of its subsidiaries, subject to a limited exception permitting the exercise of Company Options outstanding as of the date of the Merger Agreement;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to the Company or any of its subsidiaries;

•	incur any capital expenditures or any obligations or liabilities in respect therefor in excess of $2,000,000 in the aggregate in any fiscal quarter;

•	acquire any material business, assets or capital stock of any corporation, partnership or other business organization or division thereof, or any other assets other than those acquired in the ordinary course of business consistent with past practice;

•	acquire or license from any corporation, partnership or other business organization or division thereof any intellectual property rights or technology other than in the ordinary course of business consistent with past practice;

•	sell, lease, license, pledge, transfer, subject to any lien or otherwise dispose of any of its intellectual property rights, technology, material assets or material properties, except pursuant to existing contracts, sales of inventory or used equipment in the ordinary course of business, or certain specified permitted liens incurred in the ordinary course of business consistent with past practice;

•	sell, dispose of, disclose or license the source code for any of the Company’s proprietary software (subject to a limited exception for immaterial portions of source code of proprietary software provided pursuant to a software development kit license or otherwise);

•	disclose any material trade secrets or other confidential or proprietary information to any third person unless there is a confidentiality agreement governing such disclosure in place, or enter into any arrangement that results in the loss, expiration or termination of any license or right under or to any third party intellectual property;

•	extend offers of employment to or hire any new employees to whom a written offer of employment has not previously been offered and accepted prior to the date of the Merger Agreement, grant any current or former director, officer, employee or service provider any increase in compensation, bonus or other benefits, grant any current or former director, officer, employee or service provider any severance or termination pay or benefits or any increase in severance, change in control, termination pay or benefits, except as otherwise contemplated by the Merger Agreement or required by applicable law;

•	establish, adopt, enter into or amend any employee plan (other than offer letters that contemplate “at will” employment without severance benefits) or collective bargaining agreement, except as required by applicable law or the terms of any such employee plan;

•	take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits under any employee plan, or make any person a beneficiary of a retention plan that would entitle such person to vesting, acceleration or any other right as a consequence of the transactions contemplated by the Merger Agreement;

•	write down any of its material assets in excess of $150,000, except for depreciation and amortization or in accordance with the ordinary course of business consistent with past practice, or make any change in any method of financial accounting principles, methods or practices, except for any change required by U.S. generally accepted accounting principles or applicable law;

•	incur any indebtedness in excess of $50,000 or modify in any material respect the terms of any indebtedness, or make any loans, advances, capital contributions or investments in excess of $5,000, other than to any of its subsidiaries or accounts receivable, extensions of credit, and advances of expenses to employees, in each case in the ordinary course of business;

•	agree to any exclusivity, non-competition, most favored nation or similar provision or covenant restricting the Company or any of its subsidiaries from competing in any line of business with any person, corporation, partnership or other business organization or division thereof, except in the ordinary course of business consistent with past practice and which is terminable by the Company or its subsidiaries without penalty upon no more than 30 days’ notice;

•	enter into, materially amend, relinquish or terminate any material contract with an annual value in excess of $75,000, or with a value over the life of the contract in excess of $200,000, other than certain types of contracts in the ordinary course of business consistent with past practice;

•	make or change any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, file its United States federal tax return for its 2014 fiscal year without affording Parent a reasonable opportunity to review and comment on such tax return and reflecting all reasonably comments suggested thereto by Parent, amend any material tax returns or file any material claim for tax refunds, enter into any closing agreement with the IRS or any other material closing agreement, enter into any tax allocation, sharing or indemnity agreement, settle any claim, audit or assessment with the IRS or any other material tax claim, audit or assessment or surrender any right to claim a material tax refund or credit;

•	institute, compromise or settle any action, or agree to the same, waive, relinquish, release, grant, transfer or assign any right with a value of more than $100,000 in any individual case except in the ordinary course of business consistent with past practice or commence any material litigation, investigation, arbitration or other action against any third party;

•	compromise or settle, or agree to compromise or settle, any suit, claim, proceeding, shareholder litigation or other disputes or legal action against the Company or its subsidiaries or any of the officers or directors thereof that relate to the transactions contemplated by the Merger Agreement or any demands or application for appraisal of any Share;

•	engage in any trade loading practices or any other promotional sales or discount activity with any customers or distributors with the intent of accelerating sales to the trade or otherwise to prior fiscal quarters that would otherwise reasonably be expected to occur in subsequent fiscal quarters, or any other promotional sales or discount activity outside of the Company’s ordinary course of business consistent with past practice;

•	engage in any practice which would reasonably be expected to have the effect of accelerating collections of receivables to prior fiscal quarters that would otherwise be expected to be made in subsequent fiscal quarters, or any practice which would reasonably be expected to have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its subsidiaries that would otherwise be expected to be made in prior fiscal quarters;

•	cancel or terminate or allow to lapse without commercially reasonable substitute policies therefor, or amend in any material respect, any material insurance policy (other than renewals of existing insurance policies, or entering into commercially reasonable substitution policies therefor);

•	take any action that is intended or would reasonably be expected to result in any of the Offer conditions or conditions to the Merger not being met;

•	except as required by law, convene any regular or special meeting of the Company’s stockholders other than the stockholder meeting to approve the Merger, if required;

•	make any material change in its investment policies with respect to cash or marketable securities; or

•	contract, authorize or make any commitment to do any of the above.

No Solicitation

From and after the date of the Merger Agreement, the Company shall and shall cause each of its subsidiaries and representatives to cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any third party that may be ongoing with respect to a Competing Proposal or Competing Inquiry (each as defined below) and request the return or destruction of any nonpublic information from such third party. From the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, the Company has agreed that it and its subsidiaries will not, directly or indirectly:

•	solicit, initiate, and encourage, whether publicly or otherwise, Competing Proposals or Competing Inquiries;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or Competing Inquiry;

•	approve, endorse, recommend, execute or enter into, or publicly propose to do so, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, Merger Agreement or similar definitive contract (other than an acceptable confidentiality agreement) with respect to any Competing Proposal;

•	take any action to make the provisions of any takeover statue or any applicable anti-takeover provision in the Company’s organizational documents inapplicable to a Competing Proposal;

•

terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar contract entered into by the Company in respect of or in contemplation of a Competing Proposal (other than to the extent that the Company’s Board of Directors determines in good faith that failure to take any such actions would be reasonably likely to result in a breach of its fiduciary duties under applicable law); or

•	propose, resolve or agree to do any of the foregoing.

If, at any time on or after the date of the Merger Agreement and prior to the consummation of the Offer, the Company receives a written, bona fide Competing Proposal that was not solicited in violation of the Merger Agreement and the Company’s Board of Directors determines in good faith (after consultation with its independent financial advisors and outside legal counsel) that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal as compared to the terms of the Merger Agreement, and that its failure to take any action would be reasonably likely to result in a breach of its fiduciary duties under applicable law, then the Company and its representatives may:

•	furnish to such third party information relating to the Company or any of its subsidiaries (including nonpublic information), so long as such third party signs an acceptable confidentiality agreement and only if the Company promptly provides to Parent any material non-public information given to such third party if Parent has not previously been provided such information; and

•	participate in discussions or negotiations with such third party regarding such Competing Proposal.

From and after the date of the Merger Agreement, the Company must promptly notify Parent (within twenty-four hours) in the event that the Company, any of its subsidiaries or any of their representatives receives (i) any Competing Proposal or a Competing Inquiry, (ii) any request for non-public information relating to the Company or any of its subsidiaries, other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or (iii) any Competing Inquiry or request for discussions or negotiations regarding any Competing Proposal. The Company must indicate the identity of such third parties and provide a copy (or, in the event no such copy is available, a reasonably detailed description) of such Competing Inquiry, Competing Proposal, indication, or request to Parent, including any modifications thereto. Thereafter, the Company must keep Parent informed on a current basis of the status of any such Competing Inquiry or Competing Proposal, and any material developments, discussions and negotiations, including furnishing copies of any revised written proposals or offers relating thereto.

A “Competing Inquiry” is any inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent or any of its subsidiaries) that may reasonably be expected to lead to a Competing Proposal.

“Competing Proposal” means, other than the transactions contemplated by the Merger Agreement, any proposal or offer from a third party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of the Company’s subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and the Company’s subsidiaries, as determined on a book-value or fair-market-value basis, (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) or license by any person of 15% or more of the consolidated assets of the Company and the Company’s subsidiaries, as determined on a book-value or fair-market-value basis, (iii) the purchase or acquisition, in any manner, directly or indirectly, by any person of 15% or more of the issued and outstanding Shares or any other equity interests in the Company, (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of the Shares or any other equity interests of the Company or any of the Company’s subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and the Company’s subsidiaries, as determined on a book-value or fair-market-value basis or (v) any combination of the foregoing.

A “Superior Proposal” is an unsolicited bona fide written Competing Proposal (except the references therein to “15%” will be replaced by “85%”) made by a third party that was not solicited by the Company, any of the

Company’s subsidiaries or any of their respective representatives and which, in the good faith judgment of the Company’s Board of Directors, after consultation with its independent financial advisors and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, if any, and the third party making such Competing Proposal, (i) if accepted, is reasonably capable of being consummated and (ii) if consummated would in the good faith judgment of the Company’s Board of Directors, after consultation with the Company’s financial advisor, result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may have been offered in writing by Parent, including pursuant to the terms of the no solicitation provision of the Merger Agreement).

An “Intervening Event” is a material development or change in circumstances (that is not a Competing Inquiry or Competing Proposal) and that was not known to the Company’s Board of Directors as of the date of the Merger Agreement.

Board of Directors’ Recommendation and Actions

The Merger Agreement provides that the Company will file a tender offer solicitation/recommendation statement on Schedule 14D-9 that includes a statement that the Company’s Board of Directors has unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Emulex and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that Emulex’s stockholders accept the Offer, tender their Shares to us in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

Except as expressly permitted by the terms of the Merger Agreement, the Company has agreed in the Merger Agreement that neither its Board of Directors nor any committee of the Board of Directors will take, or resolve, agree or publicly propose to take, any of the following actions:

•	withhold, withdraw, modify or qualify, in a manner adverse to Parent or the Purchaser, its approval or recommendation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	fail to include its recommendation of the Offer and the Merger in the Schedule 14D-9 to be filed by the Company;

•	fail to publicly recommend against any tender offer or exchange offer for shares of the Company’s capital stock that constitutes a Competing Proposal within ten business days after commencement thereof, or fail to reaffirm its recommendation of the transactions contemplated by the Merger Agreement within four business days after Parent requests such reaffirmation in writing;

•	adopt, approve or recommend any Competing Proposal received after the date of the Merger Agreement; or

•	cause or permit the Company to enter into any agreement constituting or relating to any alternative acquisition proposal (any of the above actions being referred to as an “Adverse Recommendation Change”).

Despite the foregoing, the Merger Agreement provides that at any time before the Purchaser’s acceptance of the Offer:

•

if the Company’s Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel) in response to a material development or change in circumstances (that is not a Competing Proposal or Competing Inquiry) that was not known to the Company’s Board of Directors as of the date of the Merger Agreement, or an Intervening Event that its failure to make an Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties, it may withhold, withdraw, modify or qualify in a manner adverse to Parent its approval or recommendation of the Merger Agreement or the Merger. The Company may not make such an Adverse Recommendation Change unless and until it has (i) provided Parent with a written description of such Intervening Event in reasonable detail and kept Parent reasonably informed of material developments with respect to such Intervening Event, (ii) has notified Parent in writing at least four business days prior of its intention to make an Adverse Recommendation Change and, (iii) prior to the expiration of such four business day period, Parent has not made a bona fide proposal to amend the terms of the Merger Agreement that the Company’s Board of Directors determines in good faith obviates the need to make an Adverse Recommendation Change in accordance with its fiduciary duties under applicable law; or

•	if the Company receives a bona fide written Competing Proposal that the Company’s Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel and financial advisors) constitutes a Superior Proposal (after giving effect to all such adjustments which may be offered by Parent and the Company in accordance with the Merger Agreement), and further determines in good faith, after consultation with its legal advisors, that its failure to take action would be reasonably likely to result in a breach of its fiduciary duties under applicable law, the Company may withhold, withdraw, modify or qualify in a manner adverse to Parent its approval or recommendation of the Merger Agreement and the Merger, or otherwise terminate the Merger Agreement and enter into an agreement with respect to the Superior Proposal, subject to the conditions provided in the following paragraph.

The Company has agreed not to effect an Adverse Recommendation Change or terminate the Merger Agreement, in each case, with respect to a Superior Proposal unless the following obligations are satisfied:

•	none of the Company, its subsidiaries or representatives has breached the provisions of the Merger Agreement pertaining to the treatment of such Superior Proposal;

•	the Company has given Parent and the Purchaser written notice (“Notice of Superior Proposal”) of its intent to effect an Adverse Recommendation Change or terminate the Merger Agreement, identifying the third party and including an unredacted copy of the Superior Proposal and all relevant documents;

•	during the four business days following Parent’s receipt of the Notice of Superior Proposal, the Company negotiates with Parent and the Purchaser in good faith to make adjustments to the Merger Agreement such that the terms of the Superior Proposal would no longer be more favorable to the Company’s stockholders;

•	after such four business day period, the Company’s Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel and financial advisors) that the Superior Proposal continues to constitute a Superior Proposal. If there is any amendment to the financial terms or other material amendment to such Superior Proposal, the Company will be required again to comply with the requirements above, provided, however, that the four business day periods will become two business day periods; and

•	the Company pays the termination fee (as described below) to Parent.

Antitrust Laws

The Merger Agreement provides that Parent and the Company will use commercially reasonable efforts to obtain all requisite approvals and authorizations for the transactions contemplated by the Merger Agreement under any applicable antitrust laws, promptly make all necessary fillings and submissions required and pay any fees due under applicable laws and determine whether any other action by or in respect of, or filing with, any governmental authority is required, in connection with the consummation of the Offer or the Merger.

Parent and the Company will cooperate in all respects with each other in connection with preparing and making any filing or submission and in connection with any investigation or other inquiry, including furnishing all information required for any application or filing, giving the other party prompt notice of any request, inquiry, objection, charge or other action, actual or threatened, by or before the Federal Trade Commission, the Department of Justice or the competition or merger control authorities of any other governmental entity, keeping the other party informed as to the status of any such request and promptly informing the other party of any related communication. Parent and the Company will use commercially reasonable efforts to resolve any such request or action, and to have vacated or lifted any order that is in effect that prohibits, prevents or restricts consummation of the Offer or the Merger, consulting and cooperating with the other party in good faith in connection with any filing, analysis, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer or the Merger, and consulting with the other party in advance of any meeting or conference and providing the other party the opportunity to attend and participate in such meetings and conferences.

Pursuant to the terms of the Merger Agreement, Parent and the Company must make premerger filings under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). Parent and the Company have agreed to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the FTC or the Antitrust Division and use commercially reasonable efforts to take or cause to be taken all other actions necessary, proper and advisable consistent with the terms of the Merger Agreement to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act as soon as practicable. None of Parent, the Purchaser or the Company may agree to stay, toll or extend any applicable waiting period under the HSR Act or applicable competition laws without the prior written consent of the other parties.

Employee Matters

Immediately prior to the effective date of the Merger, unless otherwise directed by Parent, the Company will terminate its 401(k) Plan. Participants will fully vest in their accounts as of the date of the termination of the 401(k) Plan and the amount in their 401(k) Plan accounts may be distributed or rolled over into an individual retirement account or a tax-qualified retirement plan maintained by the participant’s employer. For a period of twelve months following the Effective Time, Parent will provide, or will cause to be provided, to those employees of the Company and its subsidiaries who continue to be employed by Parent or its subsidiaries following the Effective Time annual base salary or base wages and short-term incentive compensation opportunities and benefits (including severance benefits) that are substantially comparable, in the aggregate, to the benefits provided to similarly situated employees of Parent or its subsidiaries.

After the Effective Time, Parent will give its employees who were employees of the Company immediately prior to the Effective Time full credit for purposes of eligibility, vesting and levels of benefits (but not for purposes of benefit accruals under any defined benefit pension plans or vesting under any equity incentive plan) under any employee compensation, incentive and benefit plans, programs, policies and arrangements of Parent or its subsidiaries maintained for the benefit of the Company employees to the same extent recognized by the Company immediately prior to the Merger, except to the extent such recognition would result in duplication of benefits.

Parent will use commercially reasonable efforts to cause each continuing employee to be immediately eligible to participate, without any waiting time, in all new benefit plans, and for all pre-existing condition exclusions and actively-at-work requirements to be waived, to the extent they were inapplicable or waived under the Company’s comparable benefit plans. Parent will also cause any eligible expenses incurred by a continuing employee under the Company’s welfare benefit plans to be taken into account for satisfying deductibles, coinsurance or out-of-pocket maximum requirements applicable to the employee under any new benefit plan covering the employee during the year of the Merger.

Indemnification and Insurance

In the Merger Agreement, Parent has agreed that for a period of six years after the Effective Time, all existing rights to indemnification, exculpation and limitation of liabilities of the Company’s officers and directors provided in the Company’s certificate of incorporation or bylaws or in any indemnification or other agreement with the Company will survive the Merger and continue in full force and effect. In addition, for a period of six years after the Effective Time, Parent and the Purchaser have agreed that the organizational documents of the Surviving Corporation following the Merger will provide the directors and officers with no less favorable rights with respect to indemnification, exculpation, and advancement of expenses for periods at or prior to the Effective Time than as are currently set forth in the Company’s organizational documents.

For a period of at least six years after the Effective Time, the Company will obtain and fully pay the premium for the non-cancellable extension of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies in an amount and scope at least as favorable as the Company’s existing policies. However, the Company will not be required to pay an annual premium in excess of 250% of the last annual premium paid by the Company prior to February 25, 2015 to obtain such insurance, provided that if the annual premiums of such insurance coverage exceed such amount, the Company will be obligated to obtain a policy with the greatest coverage available with respect to matters occurring prior to the Effective Time for a cost not exceeding such amount.

Conditions of the Merger

The obligations of Parent, the Purchaser and the Company to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time:

•	the Purchaser has accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer; and

•	no law or order has been enacted, entered, enforced, promulgated or deemed applicable with respect to the Offer or the Merger that would reasonably be expected to result in the failure of the conditions to the Offer, as described in Section 15 — “Conditions to the Offer.”

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time whether before or after approval of the Merger by the stockholders of the Company:

•	by mutual written agreement of the Company and Parent at any time prior to the Effective Time.

•	by either Parent or the Company if:

•	the Offer expires on or after October 23, 2015 as a result of the non-satisfaction of any condition or requirement of the Offer as set forth in Merger Agreement or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder (provided, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to any party whose breach of the Merger Agreement is the primary cause of or primarily resulted in the failure or the non-satisfaction of any condition or requirement of the Offer or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased thereunder); or

•

any court or governmental authority issues a nonappealable final judgment, order, injunction, rule or decree, or takes any other action restraining, enjoining or otherwise, (i) if prior to the consummation of the Offer, prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) if prior to the Effective Time, prohibiting the Merger itself (provided, that the party seeking termination will have used its commercially reasonable efforts to resist, resolve or lift such judgment, order, injunction, rule, decree or ruling, and provided, further, that such termination right will not be available to the party seeking termination if the issuance of such order was due to such party’s failure to perform any of its obligations under the Merger Agreement).

•	By Parent, if, prior to the consummation of the Offer,

•	an Adverse Recommendation Change has occurred;

•	the Company breaches in any material respect its obligations under the terms of the no solicitation provision of the Merger Agreement;

•	the Company fails to include its Board of Directors’ recommendation in favor of the Offer and the Merger in the Schedule 14D-9 or to permit Parent to include its Board of Directors’ recommendation in favor of the Offer and the Merger in the offer documents;

•	within ten business days of the date any Competing Proposal or any material modification thereto is first publicly announced or otherwise communicated to the stockholders of the Company, or otherwise within four Business Days following Parent’s written request, the Company fails to issue a press release that expressly reaffirms its Board of Directors’ recommendation in favor of the Offer and the Merger, to the extent required pursuant to the Merger Agreement or

•	the Company or the Company’s Board of Directors (or any committee thereof) authorizes or publicly proposes to do any of the foregoing;

•	the Company breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach would or would reasonably likely result in a Company Material Adverse Effect (as defined in the Merger Agreement) and therefore the failure of a condition to the Offer or the Merger, Parent delivers written notice of such breach to the Company and either such breach is not capable of cure or has not been so cured after twenty calendar days of delivery of such notice; or

•	prior to the consummation of the Offer, a Company Material Adverse Effect (as defined in the Merger Agreement) has occurred and is ongoing.

•	By the Company, if, prior to the consummation of the Offer:

•	the Company’s Board of Directors accepts a Superior Proposal in compliance with the terms of the Merger Agreement and the Company enters into an agreement regarding such Superior Proposal and pays the applicable termination fee;

•	Parent breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach would or would reasonably likely materially impair the ability of Parent and the Purchaser to consummate, or prevent or materially delay, the Offer or the Merger, the Company delivers written notice of such breach to Parent and either such breach is not capable of cure or has not been so cured after twenty calendar days of delivery of such notice;

•	prior to the consummation of the Offer, a material adverse effect with respect to Parent has occurred and is ongoing; or

•	Parent fails to accept for payment Shares validly tendered and not withdrawn in the Offer in accordance with the terms of the Merger Agreement, and at such time all of the conditions and requirements of the Offer have been satisfied or, where permissible, waived.

Termination Fee

The Company has agreed to pay to Parent a termination fee of $19.5 million if:

•	the Merger Agreement is terminated by Parent or the Company pursuant to an Adverse Recommendation Change with respect to a Superior Proposal;

•	the Company breaches in any material respect its obligation under the no solicitation provision in the Merger Agreement;

•	the Company fails to include its Board of Directors’ recommendation in favor of the Offer and the Merger in the Schedule 14D-9 or to permit Parent to include such recommendation in the offer documents;

•	within ten business days of the date any Competing Proposal is first publicly announced or otherwise communicated to the stockholders of the Company, or otherwise within four business days following Parent’s written request, the Company fails to issue a press release that expressly reaffirms the Company’s Board of Directors’ recommendation in favor of the Offer and the Merger to the extent required pursuant to the terms of the Merger Agreement;

•	the Company’s Board of Directors (or any of its committees) authorizes or publicly proposes to do any of the foregoing; or

•	the Company’s Board of Directors accepts a Superior Proposal in compliance with the Merger Agreement prior to the consummation of the Offer, and the Company determines that it will enter into an agreement with respect to such Superior Proposal.

Extensions, Waivers and Amendments

At any time prior to the Effective Time, Parent and the Purchaser, on one hand, and the Company, on the other hand, may, by action taken by or on behalf of their respective boards of directors, to the extent permitted by applicable law, (i) amend the Merger Agreement, (ii) extend the time for the performance of any of the obligations or acts of the other party under the Merger Agreement, (iii) waive any inaccuracies in the representations and warranties of the other parties set forth in the Merger Agreement or (iv) subject to applicable law, waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement. However, after the approval of the Company stockholders has been obtained, no extension or waiver of the Merger Agreement that decreases the payment received by the Company stockholders or that adversely affects the rights of the Company stockholders may be made without further approval or adoption by the Company stockholders.

Specific Performance

Parent, the Purchaser and the Company are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions thereof in addition to any other remedy to which they are entitled, at law or in equity.

Fees and Expenses

Except as provided in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Termination Fee” all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses.

Governing Law

The Merger Agreement is governed by Delaware law.

Conditions to the Offer

See Section 15 — “Conditions to the Offer.”

Other Agreements

Confidentiality Agreement

Under the Confidentiality Agreement, dated August 28, 2014, between Avago and the Company (the “Confidentiality Agreement”), the parties agreed that, except as provided in the Confidentiality Agreement, any non-public information regarding either Avago or the Company furnished by one party (the “Disclosing Party”) to the other party or its representatives (the “Recipient”) in connection with a possible transaction, together with any notes, reports, analyses, compilations, studies, interpretations, summaries or other documents prepared by the Recipient or its representatives to the extent they contain or reflect such information, would, for a period lasting two years from the date of the Confidentiality Agreement be used by the Recipient and its representatives solely for the purpose of evaluating, negotiating and performing a possible transaction and be kept confidential. The Confidentiality Agreement contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment or otherwise hiring any officer or employee of the other party to whom such party was introduced or who became known to such party in connection with the evaluation of a possible transaction and who is or was employed in a management-level capacity by the Disclosing Party or its subsidiaries for a period of 12 months from the date of the Confidentiality Agreement, subject to certain exceptions. The Confidentiality Agreement also contains a standstill provision which prohibits either party from acquiring shares of the other party’s stock or soliciting proxies, making a tender offer or forming a partnership, syndicate or other group with respect to the other party’s stock, without the consent of the other party until the earlier of August 31, 2015 or a Significant Event (as defined in the Confidentiality Agreement).

This description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which we have filed as Exhibit (d)(2) to the Schedule TO.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on February 25, 2015, Jeffrey Benck, Gregory Clark, Gary Daichendt, Bruce Edwards, Paul Folino, Eugene Frantz, Beatriz Infante, John Kelley, Rahul Merchant, Nersi Nazari, Dean Yoost, Kyle Wescoat, Margaret Evanshenk, Perry Mulligan and Jeffrey Hoogenboom who collectively owned approximately 2.5% of the outstanding Shares as of February 25, 2015, have entered into a tender and support agreement with Parent and us (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, such stockholders have agreed, subject to the terms and conditions set forth therein, among other things, to tender or cause to be tendered (and not withdraw) all of their Shares into the Offer.

The Tender and Support Agreement terminate upon the earliest of (i) termination of the Merger Agreement, (ii) the Effective Time, (iii) October 23, 2015, (iv) the mutual written consent of Parent and the Purchaser, on the one hand, and the stockholder with respect to which such termination is to be effective, on the other and (v) as of the date of any material modification, material waiver or material amendment to any provision of the Merger Agreement or the terms of the Offer is effected without such stockholder’s consent, in each case, that reduces the amount or changes the form of consideration payable to the holders of Shares pursuant to the Merger Agreement as in effect on the date of the Tender and Support Agreement.

This description of the Tender and Support Agreement is qualified in its entirety by reference to such Tender and Support Agreement, which we have filed as Exhibit (d)(3) to the Schedule TO.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and following the Merger, the entire equity interest in, the Company while allowing the Company’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. The Merger will be governed by

Section 253 of Delaware Law, or, in the event that Section 253 is inapplicable, Section 251(h) of Delaware Law. Accordingly, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of stockholders of the Company, in accordance with Delaware Law.

Holders of Shares who tender their Shares into the Offer will cease to have any equity interest in the Company and will no longer participate in the future growth of the Company. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in the Company and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware Law.

Plans for the Company

The Merger Agreement provides that, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, following the consummation of the Offer, we will be merged with and into the Company and that, following the Merger and until thereafter amended, the certificate of incorporation and bylaws of the Surviving Corporation will be amended so as to read in their entirety in the forms attached to the Merger Agreement. From and after the Effective Time until their successors are duly elected or appointed, (i) the Purchaser’s directors as of the Effective Time will be the directors of the Surviving Corporation and (ii) the officers of the Purchaser as of the Effective Time will be the officers of the Surviving Corporation. We will continue to evaluate the businesses and operations of the Company during the pendency of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing.

Thereafter, we intend to review such information as part of a comprehensive review of the Company’s businesses, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses. We plan to operate the Company within the storage group at Avago. As part of that integration, we will evaluate the Company’s corporate structure and may restructure parts of it to better fit into our own structure, which may include eliminating or consolidating certain Company entities and/or personnel. Except with respect to the Company’s 401(k) plan, which will be terminated upon the closing of the Merger, the Company’s employee policies are currently expected to remain unchanged, though we may harmonize some during the integration of the two companies.

In the ordinary course of running our business, we periodically, and on an ongoing basis, evaluate the disposition or termination of businesses or assets that do not fit with our core businesses or strategy. As a result, in the ordinary course, we may consider divesting or terminating portions of the Company’s business, but do not have any specific plans to do so at this time. Plans may change based on further analysis including changes in the Company’s businesses, corporate structure, charter, bylaws, capitalization, board of directors, management, officers, indebtedness or dividend policy, although, except as disclosed in this Offer to Purchase, we and Parent have no current plans with respect to any of such matters.

Following the Merger, all Shares will be delisted from the NYSE and deregistered under the Exchange Act.

Except as described above or elsewhere in this Offer to Purchase, we do not have any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s present dividend rate or policy or indebtedness or capitalization, (iv) any change in the Company’s Board of Directors or management, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vii) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Purchaser, Parent and Avago, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser or the Company, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

It is possible that certain members of the Company’s current management team will enter into new employment arrangements with the Company after the completion of the Offer and the Merger. Any such arrangements with the existing management team will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The Company (acting through its compensation committee or special committee as required by Rule 14d-10(d)(2)), prior to the Expiration Date, has taken or will take all such steps as may be required to cause any such compensation arrangements entered into by the Company or its subsidiary to be approved or ratified (to the extent not previously so approved or ratified) as “employment compensation, severance or other employee benefit arrangement” by the compensation committee as required by Rule 14d-10(d)(2)(ii) comprised solely of “independent directors” (in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) of the Company in accordance with Rule 14d-10(d)(2) under the Exchange Act for purposes of satisfying the requirements of the non-exclusive safe-harbor set forth in that rule.

13.	Certain Effects of the Offer.

Because the Merger will be governed by Section 253 of Delaware Law, or, in the event that Section 253 is inapplicable, Section 251(h) of Delaware Law, no stockholder vote will be required to consummate the Merger. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable following the consummation of the Offer. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Parent and its affiliates. Neither Parent nor its affiliates can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NYSE Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NYSE. According to the published NYSE guidelines, NYSE would consider delisting the Shares if, among other things, the total number of holders of Shares falls below 400 or the number of publicly held Shares (as determined pursuant to NYSE rules) falls below 600,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NYSE for continued listing and such listing is discontinued, the market for Shares could be adversely affected.

If NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below), and other factors. Trading in the Shares will cease upon the Effective Time if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, the Company currently files periodic reports with the SEC on account of the Shares. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would, assuming there are no other remaining public reporting obligations applicable to the Company, substantially reduce the information that the Company must furnish to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, including the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement to furnish an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of the Company’s affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral, subject to certain limitations. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which case the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of the Company Business Pending the Merger,” the Merger Agreement provides that, from the date of the Merger Agreement to the consummation of the Offer, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares (other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, distributions under the Company ESPP as permitted by the Merger Agreement and distributions resulting from the vesting or exercise of Company Options or the vesting and settlement of Company Share-Settled RSU Awards or Company Cash-Settled Stock Awards outstanding on the date of the Merger Agreement).

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, we will not be required to accept for payment or pay, and may delay the acceptance for payment of, and the payment for, any validly tendered Shares, if, as of the Expiration Date:

•	the Minimum Condition has not been satisfied;

•	the Required Governmental Approval has not been obtained or any waiting period (or extension thereof) or mandated filing has not lapsed; or

•	there has been instituted any action by any governmental authority of competent jurisdiction (A) against us, Parent, the Company or any subsidiary of the Company or (B) otherwise in connection with the Offer or the Merger, which remains pending and the outcome of which would reasonably be expected to:

•	make illegal, restrain, prohibit the making or consummation of the Offer or the Merger;

•	make illegal, restrain or prohibit the ownership or operation by Parent, the Company or any of their respective subsidiaries, of all or any portion of the assets or businesses of Parent, the Company or any of their respective subsidiaries as a result of or in connection with the Offer or the Merger or compel Parent or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries or impose any limitations on the ability of Parent, the Company or any of their respective subsidiaries to conduct its business or own such assets; or

•	make illegal, restrain, prohibit or impose any limitations on the ability of Parent or us effectively to acquire, hold or exercise full rights of ownership of the Shares to be acquired pursuant to the Offer or otherwise in the Merger, including the right to vote any Shares acquired or owned by Parent, us or their respective subsidiaries on all matters properly presented to the stockholders of the Company;

•	any law or order is enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental authority of competent jurisdiction with respect to the Offer or the Merger, other than the application to the Offer or the Merger of any applicable waiting period or other requirement under any Required Governmental Approval, which would reasonably expected to result in any of the consequences referred to in the three immediately preceding bullets;

•	(A) any representation or warranty of the Company with respect to its capitalization, authorization of the Merger Agreement and related transactions or broker’s fees fails to be true and correct in all material respects, as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time) or (B) any other representation or warranty of the Company contained in the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect (as defined in the Merger Agreement) or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) fails to be true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect (as defined in the Merger Agreement);

•	the Company breaches or fails, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement and such breach or failure is not cured prior to the Expiration Date;

•	there has occurred since the date of the Merger Agreement and is continuing a Company Material Adverse Effect (as defined in the Merger Agreement);

•	the Company fails to deliver a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Expiration Date, to the effect that certain conditions to the Offer set forth in the Merger Agreement have been satisfied;

•	an Adverse Recommendation Change occurs and is not withdrawn or the Company approves, endorses or recommends a Competing Proposal other than the Offer or the Merger; or

•	the Merger Agreement is terminated in accordance with its terms.

“Company Material Adverse Effect” is defined in the Merger Agreement as any change, event, effect, occurrence, state of facts or development that, individually or in the aggregate, (i) has had or would reasonably be expected to have a materially adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Merger or the performance by the Company (including any obligation of the Company to cause its subsidiaries to take or omit to take any action) of any of its material obligations under the Merger Agreement, except for, in the case of clause (i), any changes, events, effects, occurrences, state of facts or developments attributable to: (a) changes in general economic or political conditions or financial or securities markets in general in any location where the Company or its subsidiaries have material operations, (b) changes in conditions generally affecting the principal industry in which the Company and its subsidiaries operate, (c) changes in GAAP or applicable law, or enforcement or interpretation thereof, in each case as applicable to the Company and its subsidiaries, (d) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism, (e) any hurricane, tornado, flood, earthquake, tsunami, volcano eruption or other natural disaster, (f) the execution, delivery, announcement or pendency of the Merger Agreement, the Company’s compliance with the terms of the Merger Agreement or the anticipated consummation of the Offer or the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its subsidiaries with employees, labor unions, customers, suppliers or business partners, (g) any legal proceedings made or brought by any current or former securityholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, (h) any failure by the Company to meet any internal or published projections, forecasts, estimates or projections in respect of revenues, cash flow, earnings or other financial or operating metrics for any period, or (i) any changes in the market price or trading volume of the Shares; provided, however, that (1) clause (f) is disregarded for purposes of the representations and warranties set forth in Section 3.4 and/or Section 3.5 of the Merger Agreement and the conditions set forth in paragraph (c)(iii) of Annex I of the Merger Agreement solely as it relates to such representations and warranties, (2) the underlying cause(s) of such change or failure shall not be excluded in the case of clauses (h) and (i), and (3) any changes, events, effects, occurrences, state of facts or developments to the extent the same disproportionately affect (individually or together with other changes, events, effects, occurrences, state of facts or developments) the Company and its subsidiaries, taken as a whole, as compared to other persons operating in the same principal industries and geographic markets in which the Company and its subsidiaries operate shall be excluded to such extent in the case of clauses (a), (b), (c), (d) and (e).

The foregoing conditions are for the sole benefit of us and may be asserted by us regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement by Parent or the Purchaser has been the primary cause of or primarily resulted in the failure or the non-satisfaction of any such condition) and may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition and the Required Governmental Approval may be waived by us only with the prior written consent of the Company.

16.	Adjustments to Prevent Dilution.

In the event that, notwithstanding the Company’s covenant to the contrary (see Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of the Company Business Pending the Merger”), between the date of the Merger Agreement and the Effective Time, the Company effects a stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares, the Offer Price will be adjusted appropriately, and such adjustment to the Offer Price will provide to the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such action.

17.	Certain Legal Matters; Regulatory Approvals.

General

Based on our, Avago’s and Parent’s review of publicly available filings by the Company with the SEC and other information regarding the Company, neither we nor Avago or Parent are aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, if any such approvals or other actions were to exist and were not obtained, a governmental, administrative or regulatory authority could take actions that may give us the right to not accept for payment and pay for Shares in the Offer. The Merger Agreement does not obligate us, Avago or Parent or any of our or their affiliates to (and without Parent’s consent the Company and its subsidiaries will not) sell, hold, separate or otherwise dispose of all or a portion of such entity’s respective business, assets or properties, or conduct such entity’s business in a specified manner, or limit in any manner whatsoever our or its ability to conduct, own, operate or control any of such entity’s respective businesses, assets or properties or of the businesses, properties or assets of the Company and its subsidiaries. See Section 15 — “Conditions to the Offer.”

Litigation

Between March 3, 2015 and March 11, 2015, three putative class action lawsuits have been filed by stockholders against the Company, its directors, Avago, Parent and/or us challenging the transactions contemplated by the Merger Agreement. The complaints allege, among other things, that the Company’s directors breached their fiduciary duties to the Company’s stockholders by seeking to sell the Company for an inadequate price, pursuant to an unfair process, and by agreeing to preclusive deal protections in the Merger Agreement. Plaintiffs allege that the Company, Avago, Parent and/or the Purchaser aided and abetted the alleged fiduciary breaches. The complaints seek, among other things, equitable relief to enjoin the consummation of the proposed transaction contemplated by the Merger Agreement, and attorneys’ fees and costs. The actions are captioned Tullman v. Emulex Corp. et al., C.A. No. 10743-VCL (Del. Ch.) (filed March 3, 2015); Moshe Silver ACF/Yehudit Silver U/NY/UTMA v. Emulex Corp. et al., C.A. No. 10744-VCL (Del. Ch.) (filed March 3, 2015); and Vu v. Emulex Corp. et al., C.A. No. 10776-VCL (Del. Ch.) (filed March 11, 2015). The Delaware Court of Chancery has entered an order consolidating the three Delaware actions under the caption In re Emulex Corporation Stockholder Litigation, Consolidated C.A. No. 10743-VCL.

State Takeover Statutes

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business in such states. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma antitakeover statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of Delaware Law restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us, Avago and Parent because the Company’s Board of Directors has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, including for purposes of Section 203.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer.

Antitrust Compliance — HSR Act

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

On March 11, 2015, Avago and Emulex filed a Premerger Notification and Report Form (“HSR Notice”) with the FTC and the Antitrust Division for review in connection with the Offer. Avago voluntarily withdrew its HSR Notice, effective as of March 26, 2015. Avago re-filed its HSR Notice on March 30, 2015 in order to provide the FTC and the Antitrust Division with additional time to review the Transaction. Based on the March 30th filing, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on April 14, 2015, unless Avago withdraws and again re-files its HSR Notice or the waiting period is terminated or extended by a request for additional information and documentary material from the FTC or the Antitrust Division prior to that time.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of the Purchaser’s proposed acquisition of Shares pursuant to the Offer. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, the Purchaser, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Purchaser purchases Shares in the Offer, and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of Delaware Law and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Delaware Law, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be full value as determined by such court in accordance with Delaware Law. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

If the Offer is consummated and then, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, regardless of whether the Merger is effected pursuant to Section 253 or Section 251(h) of Delaware Law, (i) the holders of Shares immediately prior to the Effective Time who did not tender their Shares in the Offer and have otherwise complied with the applicable procedures under Delaware Law will be entitled to seek to have a Delaware court determine the “fair value” of such Shares and (ii) stockholders who do not validly exercise appraisal rights under Delaware Law will receive the same Merger Consideration for their Shares as was payable pursuant to the Offer.

The following discussion is not a complete statement of the law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by the full text of Section 262 of Delaware Law, which is attached as Annex B hereto. All references in Section 262 of Delaware Law and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of Delaware Law as well as the information discussed below.

The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of Delaware Law. Under Delaware Law, no additional notice is required to be provided to the stockholders of the Company prior to the Effective Time and Avago, Parent, the Purchaser and the Company do not intend to provide, prior to the Effective Time, any additional notice describing appraisal rights. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion, Schedule 14D-9 and Section 262 of Delaware Law carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Delaware Law. Within ten days following the Effective Time, the Company will provide notice of the effective date of the Merger to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 of Delaware Law within the later of the consummation of the Offer and April 27, 2015. The consummation of the Offer will occur when we have accepted for payment, and thereby purchased, the tendered Shares following the Expiration Date, which we are obligated to do as promptly as practicable and in any event not more than two business days after the first Expiration Date upon which the conditions pursuant to the Merger Agreement are satisfied or waived. See Section 2 — “Acceptance for Payment and Payment for Shares.”

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights. As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of Delaware Law, such stockholder must do all of the following:

•	before the later of the consummation of the Offer (which will occur when we have accepted for payment, and thereby purchased, the tendered Shares following the Expiration Date (see Section 2 — “Acceptance for Payment and Payment for Shares”)) and April 27, 2015, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder, that the stockholder is demanding appraisal and the number of shares for which they seek appraisal;

•	not tender the stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder. All written demands for appraisal should be addressed to Emulex Corporation, 3333 Susan Street, Costa Mesa, California 92626. Attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder and must state that such holder intends thereby to demand appraisal of such holder’s Shares.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of Delaware Law provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of Delaware Law. Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of Delaware Law will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time. If a stockholder withdraws or loses the right to appraisal, then, subject to the satisfaction or waiver of the conditions to the Offer and the Merger, upon consummation of the Merger, such stockholder will be entitled to receive the per share Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of Delaware Law. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

Stockholder Approval Not Required

If, after the consummation of the Offer, we and any other subsidiary of Parent hold at least 90% of the issued and outstanding Shares (the “Short-Form Threshold”), we intend to effect a merger under the short-form merger provisions of Section 253 of Delaware Law, without a meeting of the stockholders of the Company. If we consummate the Offer but do not reach the Short-Form Threshold, then we and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable following the consummation of the Offer, without a meeting of stockholders of the Company, in accordance with Section 251(h) of Delaware Law.

Section 251(h) of Delaware Law provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of Delaware Law, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of Delaware Law, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of the Company. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and the inapplicability of Section 253 of Delaware Law, we and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of Delaware Law. In either case, if the aforementioned conditions are met and the Merger is effected pursuant to Section 253 or Section 251(h) of Delaware Law, the Merger will take place without a vote or any further action by the stockholders of the Company.

18.	Fees and Expenses.

Barclays Capital Inc. is acting as Dealer Manager in connection with the Offer. We have agreed to reimburse Barclays Capital Inc. for reasonable out-of-pocket costs and expenses incurred in connection with its engagement as Dealer Manager, and to indemnify it and certain related parties against specified liabilities. The Dealer Manager may contact holders of Shares by mail, telephone, telecopy, email or other electronic message and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

We have retained Georgeson Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, email or other electronic message and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither we, nor Parent nor Avago, will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary, the Information Agent and the Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of us, Parent or Avago not contained in this document or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of us, Parent, Avago, the Depositary, the Information Agent or the Dealer Manager or any affiliate of any of them for the purpose of the Offer.

We, Avago and Parent have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by the Company pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company’s Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and the Company may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

ANNEX A

INFORMATION RELATING TO AVAGO, PARENT AND THE PURCHASER

Parent, a Delaware company formed in September 2005, holds 100% of the capital stock of the Purchaser and is an indirect wholly owned subsidiary of Avago. Each of Parent and the Purchaser are ultimately controlled by Avago, a company formed in August 2005 under the laws of the Republic of Singapore. The principal executive office, telephone number and principal business of each of these entities is described in Section 8 —“Certain Information Concerning Avago, Parent and the Purchaser.”

Directors and Executive Officers of Avago, Parent and the Purchaser

Set forth in the tables below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Avago, Parent and the Purchaser. Except as provided below, the business address of each director and executive officer of Avago, Parent and the Purchaser is 1320 Ridder Park Drive, San Jose, California 95131.

Directors and Executive Officers of Avago

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Hock E. Tan United States of America President, Chief Executive Officer and Director	Mr. Tan has served as President, Chief Executive Officer and Director of Avago Technologies Limited since March 2006. From September 2005 to January 2008, he served as Chairman of the board of directors of Integrated Device Technology, Inc. (“IDT”). Prior to becoming chairman of IDT, Mr. Tan was the President and Chief Executive Officer of Integrated Circuit Systems, Inc. (“ICS”), from June 1999 to September 2005. Prior to ICS, Mr. Tan was Vice President of Finance with Commodore International, Ltd. from 1992 to 1994, and previously held senior management positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan served as managing director of Pacven Investment, Ltd., a venture capital fund in Singapore from 1988 to 1992, and served as managing director for Hume Industries Ltd. in Malaysia from 1983 to 1988.

John T. Dickson United Kingdom Director	Mr. Dickson served as Executive Vice President and head of Operations of Alcatel-Lucent from May 2010 to January 2012. Mr. Dickson is the former President and Chief Executive Officer of Agere Systems, Inc. (“Agere”), a position he held from August 2000 to October 2005. Prior to joining Agere, Mr. Dickson held positions as the Executive Vice President and Chief Executive Officer of Lucent’s Microelectronics and Communications Technologies Group, Vice President of AT&T Corporation’s integrated circuit business unit, and Chairman and Chief Executive Officer of SHOgraphics, Inc, as well as senior roles with ICL, plc, and Texas Instruments, Inc. Mr. Dickson also serves as a director of KLA-Tencor Corporation. Within the past five fiscal years, he has served on the board of directors of National Semiconductor Corporation (April 2006 to September 2010), Mettler-Toledo International Inc. (March 2001 to April 2009) and Freescale Semiconductor, Ltd. (May 2012 to July 2013).

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
James V. Diller United States of America Chairman of the Board and Director	Mr. Diller was a founder of PMC-Sierra, Inc. (“PMC”), serving as PMC’s Chief Executive Officer from 1983 to July 1997 and President from 1983 to July 1993. Mr. Diller also served as a director of PMC since its formation in 1983 until December 2013. Mr. Diller was Chairman of PMC’s board of directors from July 1993 until February 2000, and was its Vice Chairman from February 2000 until December 2013. Mr. Diller also serves as a director of Intersil Corporation (“Intersil”) and served as Intersil’s interim President and Chief Executive Officer from December 2012 to March 2013.

Lewis C. Eggebrecht United States of America Director	Mr. Eggebrecht served as Vice President and Chief Scientist of Integrated Circuit Systems Inc. (“ICS”) from 1998 through May 2003. Mr. Eggebrecht has held various other technical and executive management positions for more than 30 years, including as Chief Multimedia Architect at Phillips Semiconductor Manufacturing Inc., as Graphics Architect at S3 Graphics Limited, and Vice President of Research and Development at Commodore International Limited, and as a small systems architect for 15 years at International Business Machines Corporation (“IBM”). While at IBM, Mr. Eggebrecht was the Chief Architect and Design Team Leader on the original IBM PC. He has also previously served on the board of directors of a number of public and private companies, including, most recently, as a director of Integrated Device Technology Inc. (“IDT”), where he served as a director from 2005 to 2012, and as a director of ICS from 2003 to 2005. He retired from the board of directors of IDT as of September 13, 2012. Mr. Eggebrecht holds six patents on the IBM PC and has authored two books on PC architecture, over 20 IBM Technical Disclosure Bulletins and trade press articles.

Bruno Guilmart France Director	Mr. Guilmart has been President, Chief Executive Officer and a director of Kulicke & Soffa Industries, Inc. (“K&S”), since September 2010. Mr. Guilmart has also been a member of the board of the Singapore Economic Development Board since February 2014. Mr. Guilmart is also a Board Member of the Singapore Economic Development Board. Prior to joining K&S, Mr. Guilmart was President and Chief Executive Officer of Lattice Semiconductor from 2008 until 2010. From 2003 until 2007, he was President and Chief Executive Officer of Advanced Interconnect Technologies (“AIT”), a TPG-Newbridge company. Mr. Guilmart subsequently became Chief Executive Officer of Unisem Group BhD (“Unisem”) after AIT was acquired by Unisem in 2007, where he served until July 2008. Prior to Unisem/AIT, Mr. Guilmart was senior vice president of worldwide sales and marketing at Chartered Semiconductor Manufacturing. He also held senior management and engineering positions with Cadence Design Systems, Temic Semiconductors and Hewlett-Packard Company.

Kenneth Y. Hao United States of America Director	Mr. Hao is a Managing Director of Silver Lake Partners (“Silver Lake”). Prior to joining Silver Lake in 2000, Mr. Hao was an investment banker with Hambrecht & Quist for 10 years, most recently serving as a Managing Director in the Technology Investment Banking group. Mr. Hao previously served as a director of NetScout Systems, Inc. from

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years

November 2007 until September 2008. Mr. Hao has been a director of Allyes Online Media Holding Ltd. since 2010 and of SMART Modular Technologies (WWH), Inc. since 2011. Mr. Hao has spent his career investing in and advising technology companies.

Justine F. Lien United States of America Director	Ms. Lien served as the Chief Financial Officer, Vice President of Finance, Treasurer, and Secretary of Integrated Circuit Systems, Inc., from May 1999 to September 2005 when ICS merged with Integrated Device Technologies, Inc., following which Ms. Lien retired. She joined ICS in 1993, holding titles including Director of Finance and Administration and Assistant Treasurer. Ms. Lien also serves as a Director and Chairperson of the audit committee of SunEdison Semiconductor. Ms. Lien served as a director of Techwell, Inc. from January 2006 until July 2010, where she also served as the Chairperson of the audit committee. Ms. Lien holds a B.A. degree in accounting from Immaculata College and an M.T. degree in taxation from Villanova University, and is a certified management accountant.

Donald Macleod United States of America Director	Mr. Macleod joined National Semiconductor Corporation in February 1978 and served as its President and Chief Executive Officer from November 2009 to September 2011, when National Semiconductor Corporation was acquired by Texas Instruments Incorporated. He served as National Semiconductor Corporation’s President and Chief Operating Officer from the beginning of 2005 until November 2009, and before that he held various other executive and senior management positions at the company including Executive Vice President and Chief Operating Officer and Executive Vice President, Finance and Chief Financial Officer. Mr. Macleod served as the Chairman of the board of directors of National Semiconductor Corporation from May 2010 to September 2011. Mr. Macleod also serves as the Chairman of the board of directors of Intersil Corporation and as a director of Knowles Corporation.

Peter J. Marks Germany Director	Mr. Marks is the Chief Executive Officer of Executive Consultant, which he founded in 2013, where he advises business leaders on leadership. Prior to this, Mr. Marks served in various senior management roles with Robert Bosch GmbH, which he originally joined in 1977 and where he remained until December 2011. Most recently, from 2006 until his departure in December 2011, Mr. Marks served as Chairman, President and Chief Executive Officer of Robert Bosch LLC, where he managed all of its business sectors in the Americas, and as a member of Board of Management of Robert Bosch GmbH, with responsibility for worldwide coordination for manufacturing and capital investment. Prior to that he also served as a senior executive of Robert Bosch GmbH responsible for various divisions; automotive electronics, semiconductors, body electronics/electric drivers and energy systems. Mr. Marks’ qualifications to serve on the Board include his extensive leadership experience in senior management and executive positions with multinational organization, as well as his familiarity with operational and strategic issues relating to technology focused companies with international operations.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Anthony E. Maslowski United States of America Chief Financial Officer	Mr. Maslowski has served as Chief Financial Officer of Avago Technologies Limited since September 2013 and served as its interim Chief Financial Officer since March 2013. Prior to that Mr. Maslowski served as Vice President and Controller of Avago Technologies Limited since 2008, having joined the Company in 2006 as Vice President of Internal Audit. Prior to joining the Company, Mr. Maslowski served as the Chief Financial Officer for Allegro Manufacturing Pte Ltd from 2002 to 2006 and prior to that, he held senior finance management positions at Lam Research Corporation and Hitachi Data Systems Corporation.

Bryan Ingram United States of America Senior Vice President and Chief Operating Officer	Mr. Ingram has served as Senior Vice President and Chief Operating Officer of Avago Technologies Limited since April 2013 and prior to that served as Senior Vice President and General Manager, Wireless Semiconductor Division since November 2007 and as Vice President of that division since December 2005. Prior to the closing of Avago Technologies Limited’s acquisition of the Semiconductor Products Group (“SPG”) of Agilent Technologies, Inc., Mr. Ingram was the Vice President and General Manager, Wireless Semiconductor Division of SPG. He has held various other positions with Hewlett-Packard Company and Agilent Technologies, Inc. Mr. Ingram joined Hewlett-Packard Company in 1990.

Charlie Kawwas Canada Senior Vice President, Worldwide Sales	Dr. Kawwas is Senior Vice President, Worldwide Sales and Corporate Marketing and Chief Sales Officer, responsible for global sales and marketing across all Avago business divisions. Dr. Kawwas joined Avago through the acquisition of LSI Corporation (“LSI”) in May 2014. From 2010 until he began his current role, Dr. Kawwas was Senior Vice President and head of worldwide sales for LSI. Dr. Kawwas also served as the Vice President of Marketing for Networking at LSI from 2007 to 2010. Before joining LSI, Dr. Kawwas was the leader of Product Line Management for the Optical Ethernet and Multi-service Edge portfolio at Nortel Networks Inc.

Boon Chye Ooi United States of America Senior Vice President, Global Operations	Mr. Ooi has served as Senior Vice President, Global Operations of Avago Technologies Limited since January 2009. He is responsible for managing Avago’s worldwide manufacturing, outsourcing, procurement and logistics, planning and quality programs. From November 2003 until 2008, Mr. Ooi worked at Xilinx, Inc. (“Xilinx”), where he was Senior Vice President of Worldwide Operations and was responsible for all worldwide plant operations, supply chain processes, inventory controls, as well as contract electronic component manufacturers. Prior to Xilinx, Mr. Ooi had a long and successful career at Intel Corporation, where he served in a variety of management positions.

Patricia H. McCall United States of America and United Kingdom Vice President, General Counsel	Ms. McCall has served as Vice President and General Counsel of Avago Technologies Limited since March 2007. She served as Director of Litigation at Adobe Systems from 2006 to 2007. Prior to this, Ms. McCall served as Senior Vice President, General Counsel and Secretary of ChipPAC Inc. from January 2003 to August 2004, when ChipPAC Inc. merged with ST Assembly Test Services Ltd. in August 2004. Ms. McCall served as the Senior Vice President Administration, General Counsel and Secretary of ChipPAC Inc. from November 2000 to January

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years

2003. From November 1995 to November 2000, Ms. McCall was at National Semiconductor Corporation, most recently as Associate General Counsel, and prior to that was a partner at the law firm of Pillsbury, Madison & Sutro. Ms. McCall is also a Barrister in England.

Directors and Executive Officers of Parent

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Anthony E. Maslowski United States of America President, Secretary and Director	Mr. Maslowski has served as President, Secretary and Director of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. since March 2013. Mr. Maslowski has served as Chief Financial Officer of Avago Technologies Limited since September 2013 and served as its interim Chief Financial Officer since March 2013. Prior to that Mr. Maslowski served as Vice President and Controller of Avago Technologies Limited since 2008, having joined the Company in 2006 as Vice President of Internal Audit. Prior to joining the Company, Mr. Maslowski served as the Chief Financial Officer for Allegro Manufacturing Pte Ltd from 2002 to 2006 and prior to that, he held senior finance management positions at Lam Research Corporation and Hitachi Data Systems Corporation.

Bryan Ingram United States of America Vice President	Mr. Ingram has served as Vice President and General Manager, Wireless Semiconductor Division for Avago Technologies Wireless (U.S.A.) Manufacturing Inc. since November 2007. Mr. Ingram has served as Senior Vice President and Chief Operating Officer of Avago Technologies Limited since April 2013 and prior to that served as Senior Vice President and General Manager, Wireless Semiconductor Division since November 2007 and as Vice President of that division since December 2005. Prior to the closing of Avago Technologies Limited’s acquisition of the Semiconductor Products Group (“SPG”) of Agilent Technologies, Inc., Mr. Ingram was the Vice President and General Manager, Wireless Semiconductor Division of SPG. He has held various other positions with Hewlett-Packard Company and Agilent Technologies, Inc. Mr. Ingram joined Hewlett-Packard Company in 1990.

Ivy Pong United States of America Director	Ms. Pong has served as a Director of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. since March 2009. Ms. Pong also serves as Vice President of Global Taxation, responsible for worldwide tax planning, reporting, compliance, audit and inquiry, and the local statutory compliance functions for Avago Technologies U.S. Inc. Prior to joining Avago Technologies U.S. Inc. in September 2008, Ms. Pong was with KLA-Tencor Corporation and Altera Corporation, where she was responsible for the international tax function.

Directors and Executive Officers of the Purchaser

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Hock E. Tan United States of America President and Chief Executive Officer	Mr. Tan has served as the President and Chief Executive Officer of Emerald Merger Sub, Inc. since its formation in February 2015. Mr. Tan has served as President, Chief Executive Officer and Director of Avago Technologies Limited since March 2006. From September 2005 to January 2008, he served as Chairman of the board of directors of Integrated Device Technology, Inc. (“IDT”). Prior to becoming chairman of IDT, Mr. Tan was the President and Chief Executive Officer of Integrated Circuit Systems, Inc. (“ICS”), from June 1999 to September 2005. Prior to ICS, Mr. Tan was Vice President of Finance with Commodore International, Ltd. from 1992 to 1994, and previously held senior management positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan served as managing director of Pacven Investment, Ltd., a venture capital fund in Singapore from 1988 to 1992, and served as managing director for Hume Industries Ltd. in Malaysia from 1983 to 1988.

Anthony E. Maslowski United States of America Secretary and Treasurer	Mr. Maslowski has served as the Secretary and Treasurer of Emerald Merger Sub, Inc. since its formation in February 2015. Mr. Maslowski has served as Chief Financial Officer of Avago Technologies Limited since September 2013 and served as its interim Chief Financial Officer since March 2013. Prior to that Mr. Maslowski served as Vice President and Controller of Avago Technologies Limited since 2008, having joined the Company in 2006 as Vice President of Internal Audit. Prior to joining the Company, Mr. Maslowski served as the Chief Financial Officer for Allegro Manufacturing Pte Ltd from 2002 to 2006 and prior to that, he held senior finance management positions at Lam Research Corporation and Hitachi Data Systems Corporation.

Patricia H. McCall United States of America Vice President and Assistant Secretary	Ms. McCall has served as Vice President and Assistant Secretary of Emerald Merger Sub, Inc. since its formation in February 2015. Ms. McCall has served as Vice President and General Counsel of Avago Technologies Limited since March 2007. She served as Director of Litigation at Adobe Systems from 2006 to 2007. Prior to this, Ms. McCall served as Senior Vice President, General Counsel and Secretary of ChipPAC Inc. from January 2003 to August 2004, when ChipPAC Inc. merged with ST Assembly Test Services Ltd. in August 2004. Ms. McCall served as the Senior Vice President Administration, General Counsel and Secretary of ChipPAC Inc. from November 2000 to January 2003. From November 1995 to November 2000, Ms. McCall was at National Semiconductor Corporation, most recently as Associate General Counsel, and prior to that was a partner at the law firm of Pillsbury, Madison & Sutro. Ms. McCall is also a Barrister in England.

Ivy Pong United States of America Director	Ms. Pong has served as a Director of Emerald Merger Sub, Inc. since its formation in February 2015. Ms. Pong also serves as Vice President of Global Taxation, responsible for worldwide tax planning, reporting, compliance, audit and inquiry, and the local statutory compliance functions for Avago Technologies U.S. Inc. Prior to joining Avago Technologies U.S. Inc. in September 2008, Ms. Pong was with KLA-Tencor Corporation and Altera Corporation, where she was responsible for the international tax function.

ANNEX B

SECTION 262 OF GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF THE COMPANY OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS:

The Depositary for the Offer is:

By Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	By Overnight Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, New Jersey 07310

Banks, Brokers and Shareholders Call Toll-Free: (866) 695-6078

Or Contact via E-mail at: emulex@georgeson.com

The Dealer Manager for the Offer is:

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Banks, Brokers and Stockholders

Call Toll-Free: (888) 610-5877